                                                   Registration No.  333-_______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                ACT OF 1933
                                                                 / X /
                         Pre-Effective Amendment No.             / /
                                                    --
                        Post-Effective Amendment No.            / /
                                                    --
                                     and/or

                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940                 / /

                             Amendment No. 24                   / X /
                                           --
                        (Check appropriate box or boxes.)

                         NML VARIABLE ANNUITY ACCOUNT B

--------------------------------------------------------------------------------
                           (Exact Name of Registrant)
                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------
                               (Name of Depositor)
720 East Wisconsin Avenue, Milwaukee, Wisconsin                         53202
--------------------------------------------------------------------------------
            (Address of Depositor's Principal Executive Offices)      (Zip Code)
Depositor's Telephone Number, including Area Code  414-271-1444
                                                   ------------
        JOHN M. BREMER, Executive Vice President, General Counsel and Secretary
              720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

       Approximate date of proposed public offering: as soon as possible.

                      Title of Securities Being Registered:

                          MASON STREET VARIABLE ANNUITY

         IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933 CHECK THE FOLLOWING BOX |_|

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                         NML VARIABLE ANNUITY ACCOUNT B

--------------------------------------------------------------------------------
                              CROSS-REFERENCE SHEET



N-4, Part A                                                   Heading in
Item                                                          Prospectus
-----------                                                   ----------

      1  .....................................................Cover Page
      2  .....................................................Index of Special Terms
      3  .....................................................Expense Table
      4  .....................................................Accumulation Unit Values, Performance
                                                              Data, Financial Statements
      5  .....................................................The Company, NML Variable Annuity Account
                                                              B, The Funds, Voting Rights
      6  .....................................................Deductions, Distribution of the Contracts
      7  .....................................................The Contracts, Owners of the Contracts,
                                                              Application of Purchase Payments, Transfers
                                                              Between Divisions and Payment Plans,
                                                              Substitution and Change
      8  .....................................................Variable Payment Plans, Description of
                                                              Payment Plans, Amount of Annuity Payments,
                                                              Maturity Benefit, Assumed Investment Rate,
                                                              Transfers Between Divisions and Payment Plans
      9  .....................................................Death Benefit
      10 .....................................................Amount and Frequency, Application of
                                                              Purchase Payments, Net Investment Factor,
                                                              Distribution of the Contracts
      11 .....................................................Withdrawal Amount, Deferment of Benefit
                                                              Payments, Right to Examine Contract
      12 .....................................................Federal Income Taxes
      13 .....................................................Not Applicable
      14 .....................................................Table of Contents for Statement of
                                                              Additional Information

--------------------------------------------------------------------------------

N-4, Part B                                                   Heading in Statement
Item                                                          of Additional Information
-----------                                                   -------------------------

      15 .....................................................Cover Page
      16 .....................................................Table of Contents
      17 .....................................................Not Applicable
      18 .....................................................Experts
      19 .....................................................Not Applicable
      20 .....................................................Distribution of the Contracts
      21 .....................................................Performance Data
      22 .....................................................Determination of Annuity Payments
      23 .....................................................Financial Statements

                             P R O S P E C T U S E S

[Date]

[NORTHWESTERN MUTUAL LIFE LOGO]



The Quiet Company(R)


                MASON STREET VARIABLE ANNUITY

                              Nontax - Qualified Annuities

                              Individual Retirement Annuities

                              Roth IRAs









                                          (PHOTO)













Northwestern Mutual Series Fund, Inc.
and Russell Insurance Funds

The Northwestern Mutual
Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 271-1444

[NORTHWESTERN MUTUAL LIFE LOGO]




                                                                 March 31, 2000

PROFILE OF THE MASON STREET VARIABLE ANNUITY CONTRACT

This Profile is a summary of some of the more important points that you should consider and know before purchasing the Contract. We describe the Contract more fully in the prospectus which accompanies this Profile. Please read the prospectus carefully.

1. THE ANNUITY CONTRACT The Contract provides a means for you, the owner, to invest on a tax-deferred basis in your choice of sixteen investment portfolios. The Contract also allows investment on a fixed basis in a guaranteed account. The Contract is issued by The Northwestern Mutual Life Insurance Company.

The Contract is intended for retirement savings or other long-term investment purposes. The Contract provides for a death benefit during the years when funds are being accumulated and for a variety of income options following retirement.

The sixteen investment portfolios are listed in Section 4 below. These portfolios bear varying amounts of investment risk. Those with more risk are designed to produce a better long-term return than those with less risk. But this is not guaranteed. You can also lose your money.

The amounts you invest on a fixed basis earn interest at a rate we declare from time to time. We guarantee principal and we guarantee the interest rate for each amount for at least one year.

You may invest in any or all of the sixteen investment portfolios. You may move money among these portfolios without charge up to 12 times per year. After that, a charge of $25 may apply. Transfers of amounts invested on a fixed basis are subject to restrictions.

During the years when funds are being paid into your Contract, known as the accumulation phase, the earnings accumulate on a tax-deferred basis. The earnings are taxed as income if you make a withdrawal. The income phase begins when you start receiving annuity payments from your Contract, usually at retirement. Monthly annuity payments begin on the date you select.

The amount you accumulate in your Contract, including the results of investment performance, will determine the amount of your monthly annuity payments.

2. ANNUITY PAYMENTS If you decide to begin receiving monthly annuity payments from your Contract, you may choose one of three payment plans: (1) monthly payments for a specified period of five to thirty years, as you select; (2) monthly payments for your life (assuming you are the annuitant), and you may choose to have payments continue to your beneficiary for the balance of ten or twenty years if you die sooner; or (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. After you begin receiving monthly annuity payments you cannot change your selection if the payments depend on your life or the life of another.

These payment plans are available to you on a variable or fixed basis. Variable means that the amount accumulated in your Contract will continue to be invested in one or more of the sixteen investment portfolios as you choose. Your monthly annuity payments will vary up or down to reflect continuing investment performance. Or you may choose a fixed annuity payment plan which guarantees the amount you will receive each month.



3. PURCHASE The minimum initial purchase payment is $50,000. Your Northwestern Mutual financial representative will help you complete a Contract application form.


4. INVESTMENT CHOICES You may invest in any or all of the following investment portfolios. All of these are described in the attached prospectuses for Northwestern Mutual Series Fund, Inc. and the Russell Insurance Funds.

Northwestern Mutual Series Fund, Inc.

     1.  Small Cap Growth Stock Portfolio
     2.  Aggressive Growth Stock Portfolio
     3.  International Equity Portfolio
     4.  Index 400 Stock Portfolio
     5.  Growth Stock Portfolio
     6.  Growth and Income Stock Portfolio
     7.  Index 500 Stock Portfolio
     8.  Balanced Portfolio
     9.  High Yield Bond Portfolio
     10. Select Bond Portfolio
     11. Money Market Portfolio

Russell Insurance Funds,Inc.

     1.  Multi-Style Equity Fund
     2.  Aggressive Equity Fund
     3.  Non-U.S. Fund
     4.  Real Estate Securities Fund
     5.  Core Bond Fund

You may also invest all or part of your funds on a fixed basis (the Guaranteed Interest Fund).

5. EXPENSES The Contract has insurance and investment features, and there are costs related to them. Each year we deduct a $30 Contract fee. Currently this fee is waived if the value of your Contract is $25,000 or more.


                                  PROFILE - i

[NORTHWESTERN MUTUAL LIFE LOGO]




We also deduct mortality and expense risk charges for the guarantees associated with your Contract. These charges are at the annual rate of 0.35%. We may increase these charges to a maximum rate of 0.75%. We will not increase the charges for at least five years from the date of the prospectus.

The portfolios also bear investment charges that range from an annual rate of 0.20% to 1.30% of the average daily value of the portfolio, depending on the investment portfolio you select. The following charts are designed to help you understand the charges for Contract. The first three columns show the annual expenses as a percentage of assets including the insurance charges, the portfolio charges and the total charges. Portfolio expenses are based on 1999 expenses for the portfolios. Expenses for the portfolios reflect fee waivers and expense reimbursements. The last two columns show you examples of the charges, in dollars, you would pay. The examples reflect the impact of the asset based charges and the $30 Contract fee calculated by dividing the annual Contract fees collected by the average assets of the sub-account. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money at the end of year one, and at the end of year ten. Both of these examples, for both Contracts, reflect aggregate charges on a cumulative basis to the end of the 1 or 10-year period.


We do not make any changes for sales expenses. Your Northwestern Mutual agent who offers the contract represents a broker-dealer or a registered investment adviser. You will pay the broker-dealer a fee in lieu of sales commissions or you will pay a fee for investment advisory services. In either case your Northwestern Mutual agent will disclose the fees to you and receive a portion of the fees you pay.

For more detailed information, see the Expense Table which begins on page 3 of the attached prospectus for the Contracts.



                                                              EXPENSES
----------------------------------------------------------------------------------------------------------------------------

                                              ANNUAL EXPENSES AS A PERCENTAGE OF ASSETS
                                                                                            EXAMPLES: *
                                                                                            Total Annual Charges At End of
                                             Total Annual      Total Annual     Total Annual
Portfolio                                 Insurance Charges*    Portfolio        Expenses*
                                                                 Charges                       1 Year            10 Years

----------------------------------------------------------------------------------------------------------------------------
Northwestern Mutual Series Fund, Inc.
-------------------------------------
  Small Cap Growth Stock                0.35% (0.30% + 0.05%)       1.00%         1.35%            $14              $190
  Aggressive Growth Stock               0.35% (0.30% + 0.05%)       0.52%         0.87%             $9              $132
  International Equity                  0.35% (0.30% + 0.05%)       0.76%         1.11%            $11              $159
  Index 400 Stock                       0.35% (0.30% + 0.05%)       0.35%         0.70%             $7              $126
  Growth Stock                          0.35% (0.30% + 0.05%)       0.46%         0.81%             $8              $123
  Growth and Income Stock               0.35% (0.30% + 0.05%)       0.58%         0.93%             $9              $139
  Index 500 Stock                       0.35% (0.30% + 0.05%)       0.21%         0.56%             $6              $96
  Balanced                              0.35% (0.30% + 0.05%)       0.30%         0.65%             $7              $108
  High Yield Bond                       0.35% (0.30% + 0.05%)       0.50%         0.85%             $9              $131
  Select Bond                           0.35% (0.30% + 0.05%)       0.30%         0.65%             $7              $108
  Money Market                          0.35% (0.30% + 0.05%)       0.30%         0.65%             $7              $108
Russell Insurance Funds, Inc.
-----------------------------
  Multi-Style Equity                    0.35% (0.30% + 0.05%)       0.92%         1.27%            $13              $183
  Aggressive Equity                     0.35% (0.30% + 0.05%)       1.25%         1.60%            $16              $223
  Non-U.S.                              0.35% (0.30% + 0.05%)       1.30%         1.65%            $17              $239
  Real Estate Securities                0.35% (0.30% + 0.05%)       1.15%         1.50%            $15              $204
  Core Bond                             0.35% (0.30% + 0.05%)       0.80%         1.15%            $12              $172

----------------------------------------------------------------------------------------------------------------------------



*THE $30 CONTRACT FEE IS REFLECTED AS 0.00% OF THE ASSETS BASED ON ACTUAL FEES COLLECTED DIVIDED BY AVERAGE ASSETS OF THE SUB-ACCOUNT. WE MAY INCREASE THE INSURANCE CHARGES TO A MAXIMUM RATE OF 0.75%. WE WILL NOT INCREASE THE CHARGES FOR AT LEAST FIVE YEARS FROM THE DATE OF THE PROSPECTUS.


NOTE: THE MINIMUM INITIAL PURCHASE PAYMENT FOR A CONTRACT IS $50,000. THE NUMBERS ABOVE MUST BE MULTIPLIED BY 50 TO FIND THE EXPENSES FOR A CONTRACT OF MINIMUM SIZE.


6. TAXES A Contract may be issued as an individual retirement annuity (IRA), Roth IRA, or nontax-qualified annuity. The Contracts will be subject to certain contribution limits and/or other requirements depending on their tax classification. For Roth IRAs and nontax-qualified annuities, purchase payments are not excluded from income, while for individual retirement annuities (IRAs) they are excluded from income. In all cases, earnings on your


                                  PROFILE - ii

[NORTHWESTERN MUTUAL LIFE LOGO]



Contract are not taxed as they accrue. If the Contract is purchased as an individual retirement annuity (IRA), the entire amount of monthly annuity payments, and any withdrawals, will generally be taxed as income. If the Contract is purchased as a ROTH IRA, certain distributions after 5 years will be tax-free. Finally, if the Contract is purchased as a nonqualified annuity, amounts withdrawn prior to the income phase will be taxed as income to the extent of earnings. During the income phase, monthly annuity payments will be considered partly a return of your investment which is not taxed and partly a distribution of earnings which is taxed as income. In all cases, a 10% federal penalty tax may apply if you make taxable withdrawals from the Contract before you reach age 59 1/2.

7. ACCESS TO YOUR MONEY You may take money out of your Contract at any time before monthly annuity payments begin. You may have to pay income tax and a tax penalty on amounts you take out.


8. PERFORMANCE The value of your Contract will vary up or down reflecting the performance of the investment portfolios you select. The chart below shows total returns for each of the investment portfolios that was in operation, and used with NML Variable Annuity Account B, during the years shown. Performance is not shown for the portfolios that have not been in operation for one calendar year. These numbers reflect the asset-based charges for mortality and expense risks, the annual Contract fees and investment expenses for each portfolio. The numbers include the annual Contract fee in the amount of 0.00%. The Contracts described in this prospectus have not been issued prior to the date of this prospectus, but the performance numbers have been calculated based on the actual performance of the investment portfolios and the expense charges for the Contracts. Past performance does not guarantee future results.




                                                  PERFORMANCE
----------------------------------------------------------------------------------------------------------------------------

                                                                     CALENDAR YEAR
PORTFOLIO                     1999     1998      1997      1996     1995      1994      1993     1992      1991      1990
----------------------------------------------------------------------------------------------------------------------------
Northwestern Mutual Series
Fund, Inc.
  Aggressive Growth Stock     43.78%    7.09     13.37     17.19   38.70       4.95    18.60    5.49      55.07      NA
  International Equity        22.90%    4.37     11.80     20.49   14.08       -.53      NA       NA        NA       NA
  Growth Stock                22.49%   26.15     29.30     20.38   30.26       NA        NA       NA        NA       NA
  Growth and Income Stock      7.48%   22.61     29.47     19.45   30.56       NA        NA       NA        NA       NA
  Index 500 Stock             20.91%   28.17     32.63     22.22   36.66        .76     9.29    6.80      29.00      NA
  Balanced                    11.20%   18.37     20.99     12.96   25.85       -.45     9.11    4.87      23.40     .61
  High Yield Bond             -0.46%   -2.27     15.35     19.25   16.28       NA        NA       NA        NA       NA
  Select Bond                 -1.02%    6.61      8.99      2.87   18.59      -3.25     9.86    6.53      16.37    7.86
  Money Market                 5.10%    4.97      5.02      4.83    5.37       3.61     2.41    2.90       5.24    7.57


9. DEATH BENEFIT If you die before age 75, and before monthly annuity payments begin, your beneficiary will receive a death benefit. The amount will be the value of your Contract or, if greater, the amount you have paid in. We offer an enhanced death benefit at extra cost. We increase the enhanced death benefit on each Contract anniversary, up to age 80, if the Contract value has increased. The death benefit will be adjusted, of course, for any purchase payments or withdrawals you have made. The death benefit may be paid as a lump sum, or your beneficiary may select a monthly annuity payment plan, or the Contract may be continued in force with a contingent annuitant.

10. OTHER INFORMATION

FREE LOOK. If you return the Contract within ten days after you receive it (or whatever period is required in your state), we will send your money back. There is no charge for our expenses but the amount you receive may be more or less than what you paid, based on actual investment experience following the date we received your purchase payment.

AVOID PROBATE. In most cases, when you die, your beneficiary will receive the full death benefit of your Contract without going through probate.

AUTOMATIC DOLLAR-COST AVERAGING. With our Dollar-Cost Averaging Plan, you can arrange to have a regular amount of money ($100 minimum) automatically transferred from the Money Market Portfolio into the portfolio or portfolios you have chosen on a monthly or quarterly basis.

ELECTRONIC FUNDS TRANSFER (EFT). Another convenient way to invest using the dollar-cost averaging approach is through our EFT Plan. These automatic checkbook withdrawals allow you to add to your portfolio(s) on a regular monthly basis through payments drawn directly on your checking account.


                                  PROFILE iii

[NORTHWESTERN MUTUAL LIFE LOGO]



SYSTEMATIC WITHDRAWAL PLAN. You can arrange to have regular amounts of money sent to you while your Contract is still in the accumulation phase. Our Systematic Withdrawal Plan allows you to automatically redeem accumulation units to generate monthly payments. Of course you may have to pay taxes on amounts you receive.

AUTOMATIC REQUIRED MINIMUM DISTRIBUTIONS. For IRAs, you can arrange for annual required minimum distributions to be sent to you automatically once you turn age 70 1/2.

PORTFOLIO REBALANCING. To help you maintain your asset allocation plan over time we offer a rebalancing service. This will automatically readjust your current investment option allocations, on a periodic basis, back to the allocation percentages you have selected.

INTEREST SWEEPS. If you select this service we will automatically sweep or transfer interest from the Guaranteed Interest Fund to any combination of variable investment options. Interest earnings can be swept monthly, quarterly, semi-annually or annually.

NML EXPRESS. 1-800-519-4NML (1-800-519-4665). Get up-to-date information about your contract at your convenience with your contract number and your Personal Identification Number (PIN). Call toll-free to review contract values and unit values, transfer among portfolios, change the allocation and obtain fund performance information.

INTERNET. For information about Northwestern Mutual, visit us on our Website. Included are daily unit values, fund performance information and access to current values for Contracts you own.

                           WWW.NORTHWESTERNMUTUAL.COM

THESE FEATURES MAY NOT BE AVAILABLE IN ALL STATES AND MAY NOT BE SUITABLE FOR YOUR PARTICULAR SITUATION.

11. INQUIRIES If you need more information, please contact us at:


THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY, 720 EAST WISCONSIN AVENUE, MILWAUKEE, WISCONSIN 53202; 1-888-455-2232.



                                  PROFILE - iv

P R O S P E C T U S

MASON STREET VARIABLE ANNUITY



This prospectus describes an individual variable annuity contract (the "Contract") offered by The Northwestern Mutual Life Insurance Company ("Northwestern Mutual").


We offer the Contract for use in these situations:

-        Traditional Individual Retirement Annuities (IRAs).

-        Roth IRAs.

-        Other situations that do not qualify for special tax treatment.


We use NML Variable Annuity Account B (the "Account") to keep the money you invest separate from our general assets. The money in the Account is invested in the eleven portfolios of Northwestern Mutual Series Fund, Inc. and the five Russell Insurance Funds. You select the Portfolios or Funds in which you want to invest. Northwestern Mutual Series Fund, Inc.: Small Cap Growth Stock, Aggressive Growth Stock, International Equity, Index 400 Stock, Growth Stock, Growth and Income Stock, Index 500 Stock, Balanced, High Yield Bond, Select Bond, Money Market. Russell Insurance Funds: Multi-Style Equity, Aggressive Equity, Non-U.S., Real Estate Securities, Core Bond.


The Account has 16 Divisions that correspond to the 11 Portfolios and 5 Funds in which you may invest. The Contract also permits you to invest on a fixed basis, at rates that we determine. This prospectus describes only the Account and the variable provisions of the Contract except where there are specific references to the fixed provisions.

This prospectus is a concise description of the information you should know before you buy a Contract. We have filed additional information about the Contract with the Securities and Exchange Commission in a Statement of Additional Information. We incorporate the Statement of Additional Information into this prospectus by reference. We will send you the Statement of Additional Information without charge if you write to The Northwestern Mutual Life Insurance Company, 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202, or call us at Telephone Number (414) 271-1444. You will find the table of contents for the Statement of Additional Information following page 15 of this prospectus.

This prospectus is valid only when accompanied by the current prospectuses for Northwestern Mutual Series Fund, Inc. and Russell Insurance Funds which are attached to this prospectus. You should retain this prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus and the Statement of Additional Information is , 2000.

CONTENTS FOR THIS PROSPECTUS

                                              PAGE
                                              ----


PROSPECTUS......................................1
  Mason Street Variable Annuity.................1
INDEX OF SPECIAL TERMS..........................3
EXPENSE TABLE...................................3
THE COMPANY.....................................6
NML VARIABLE ANNUITY
   ACCOUNT B....................................6
THE FUNDS.......................................6
THE CONTRACT....................................6
    Purchase Payments Under the Contract........6
      Amount and Frequency......................6
      Application of Purchase Payments..........6
    Net Investment Factor.......................7
    Benefits Provided Under the Contract........7
      Withdrawal Amount.........................7
      Death Benefit.............................8
      Maturity Benefit..........................8
    Variable Payment Plans......................8
      Description of Payment Plans..............8
      Amount of Annuity Payments................9
      Assumed Investment Rate...................9
    Additional Information......................9
      Transfers Between Divisions and
        Payment Plans...........................9
      Owners of the Contract...................10
Deferment of Benefit Payments..................10
      Dividends................................10
      Voting Rights............................10
      Substitution and Change..................10
      Fixed Annuity Payment Plans..............11
      Performance Data.........................11
      Financial Statements.....................11
THE GUARANTEED INTEREST FUND...................11
FEDERAL INCOME TAXES...........................12
    Qualified and Nontax-Qualified Plans.......12
    Contribution Limitations and General
     Requirements Applicable to Contract.......12
      Traditional IRA..........................12
      Roth IRA.................................12
      Nontax-qualified Contract................12
    Taxation of Contract Benefits..............12
      IRAs,....................................12
      Roth IRAs................................13
      Nonqualified Contracts...................13
      Premature Withdrawals....................13
      Minimum Distribution Requirements........13
    Taxation of Northwestern Mutual............14
    Other Considerations.......................14
DEDUCTIONS.....................................14
Mortality Rate and Expense Risk Charges........14
      Contract Fee.............................14
      Enhanced Death Benefit Charge............15
      Premium Taxes............................15
      Expenses for the Portfolios and Funds....15
DISTRIBUTION OF THE CONTRACT...................15



        THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION
           APPEARS ON THE PAGE FOLLOWING PAGE 15 OF THIS PROSPECTUS.

INDEX OF SPECIAL TERMS

The following special terms used in this prospectus are discussed at the pages indicated.

TERM                                               PAGE    TERM                                             PAGE
----                                               ----    ----                                             ----
ACCUMULATION UNIT....................................7     ANNUITANT.........................................10
ANNUITY (or ANNUITY PAYMENTS)........................9     MATURITY DATE......................................7
NET INVESTMENT FACTOR................................7     OWNER.............................................10
PAYMENT PLANS........................................8     WITHDRAWAL AMOUNT..................................7


EXPENSE TABLE


TRANSACTION EXPENSES FOR CONTRACTOWNERS                      ANNUAL CONTRACT FEE
---------------------------------------                      -------------------
Maximum Sales Load (as a percentage                          $30; waived if the Contract Value equals or exceeds
of purchase payments)..........................None          $25,000
Withdrawal Charge..............................None

ANNUAL EXPENSES OF THE ACCOUNT
------------------------------
 (AS A PERCENTAGE OF ASSETS)
 ---------------------------
Current Mortality and Expense Risk Fees*.......0.35%
Maximum Mortality and Expense Risk
   Fees*.......................................0.75%
Other Expenses*................................None
Total Current Separate Account Annual
   Expenses*...................................0.35%
Total Maximum Separate Account Annual
   Expenses*...................................0.75%

*WE GUARANTEE THE CURRENT MORTALITY AND EXPENSE RISK FEES FOR FIVE YEARS FROM THE DATE OF THIS PROSPECTUS. THEREAFTER, WE RESERVE THE RIGHT TO INCREASE THE MORTALITY AND EXPENSE RISK FEES TO A MAXIMUM ANNUAL RATE OF 0.75%.



ANNUAL EXPENSES OF THE PORTFOLIOS AND FUNDS
(AS A PERCENTAGE OF THE ASSETS)

                                                                                            TOTAL ANNUAL
                                                          MANAGEMENT                          EXPENSES
                                                          FEES (AFTER         OTHER        (AFTER EXPENSE
                                                          FEE WAIVER)        EXPENSES       REIMBURSEMENT)
                                                          -----------        --------       --------------
Northwestern Mutual Series Fund, Inc.
-------------------------------------
   Small Cap Growth Stock*                                   0.79%            0.21%            1.00%
   Aggressive Growth Stock                                   0.51%            0.00%            0.51%
   International Equity                                      0.67%            0.07%            0.74%
   Index 400 Stock*                                          0.25%            0.10%            0.35%
   Growth Stock                                              0.43%            0.00%            0.43%
   Growth and Income Stock                                   0.57%            0.00%            0.57%
   Index 500 Stock                                           0.20%            0.00%            0.20%
   Balanced                                                  0.30%            0.00%            0.30%
   High Yield Bond                                           0.49%            0.01%            0.50%
   Select Bond                                               0.30%            0.00%            0.30%
   Money Market                                              0.30%            0.00%            0.30%

(AS A PERCENTAGE OF THE ASSETS

                                                                                            TOTAL ANNUAL
                                                          MANAGEMENT                          EXPENSES
                                                          FEES (AFTER         OTHER        (AFTER EXPENSE
                                                          FEE WAIVER)        EXPENSES       REIMBURSEMENT)
                                                          -----------        --------       --------------

Russell Insurance Funds, Inc.*
------------------------------
   Multi-Style Equity                                        0.49%            0.43%            0.92%
   Aggressive Equity                                         0.53%            0.72%            1.25%
   Non-U.S.                                                  0.00%            1.30%            1.30%
   Real Estate Securities                                    0.85%            0.30%            1.15%
   Core Bond                                                 0.12%            0.68%            0.80%

------------------------------------------------------------------------------------------------------------

EXAMPLE

You would pay the following expenses on each $1,000 investment, assuming 5% annual return:

                                              1 YEAR               3 YEARS              5 YEARS             10 YEARS
                                              ------               ------               -------             --------
Northwestern Mutual Series Fund, Inc.
-------------------------------------
   Small Cap Growth Stock                       $14                  $43                  $75                 $190
   Aggressive Growth Stock                      $9                   $27                  $48                 $132
   International Equity                         $11                  $35                  $60                 $159
   Index 400 Stock                              $7                   $25                  $44                 $126
   Growth Stock                                 $8                   $25                  $43                 $123
   Growth and Income Stock                      $9                   $29                  $51                 $139
   Index 500 Stock                              $6                   $18                  $31                  $96
   Balanced                                     $7                   $21                  $36                 $108
   High Yield Bond                              $9                   $27                  $47                 $131
   Select Bond                                  $7                   $21                  $36                 $108
   Money Market                                 $7                   $21                  $36                 $108
Russell Insurance Funds, Inc.
-----------------------------
   Multi-Style Equity                           $13                  $41                  $71                 $183
   Aggressive Equity                            $16                  $52                  $91                 $223
   Non-U.S.                                     $17                  $56                  $98                 $239
   Real Estate Securities                       $15                  $47                  $82                 $204
   Core Bond                                    $12                  $38                  $66                 $172


NOTE: THE MINIMUM INITIAL PURCHASE PAYMENT FOR A CONTRACT IS $50,000. YOU MUST MULTIPLY THE NUMBERS ABOVE BY 50 TO FIND THE EXPENSES FOR A CONTRACT OF MINIMUM SIZE.



The purpose of the table above is to assist a Contract Owner in understanding the expenses paid by the Account and the Portfolios and Funds and borne by investors in the Contracts. We guarantee the current mortality and expense risk charges for five years from the date of this prospectus. Thereafter, we reserve the right to increase the mortality


----------------------------------
* For the Russell Insurance Funds (the "Fund"), the Small Cap Growth Stock Portfolio and the Index 400 Stock Portfolio (the "Portfolios"), the adviser has voluntarily agreed to waive a portion of the management fee, up to the full amount of the fee, equal to the amount by which the Fund's and Portfolios' total operating expenses exceed the amounts shown above under "Total Annual Expenses (After Expense Reimbursement)". The adviser has also agreed to reimburse the Fund and Portfolios for all remaining expenses after fee waivers which exceed the amounts shown above under that heading. Absent the fee waiver and expense reimbursement, the management fees and total annual expenses would be 0.78% and 0.93% for the Multi-Style Equity Fund; 0.95% and 1.34% for the Aggressive Equity Fund; 0.95% and 1.50% for the Non-U.S. Fund; 0.85% and 1.15% for the Real Estate Securities Fund; 0.60% and 0.85% for the Core Bond Fund; 0.79% and 1.03% for the Small Cap Growth Stock Portfolio; and 0.25% and 0.46% for the Index 400 Stock Portfolio.

and expense risk charges to a maximum annual rate of 0.75%. The $30 annual Contract fee is reflected as 0.00% based on estimated annual contract fees we will collect divided by the estimated corresponding average assets of the Division. The Contract provides for charges for transfers between the Divisions of the Account and for premium taxes, but we are not currently making such charges. See "Transfers Between Divisions and Payment Plans", p. 9 and "Deductions", p. 14, for additional information about expenses for the Contract. The expenses shown in the table for the Portfolios and Funds show the annual expenses for each, as a percentage of their average net assets, based on 1999 operations for the Portfolios and their predecessors and the Funds. Expenses for each of the Russell Insurance Funds reflect fee waivers and expense reimbursements that the Funds' adviser has voluntarily agreed to make for the year 2000. These may be changed at any time without notice. Absent the fee waivers and expense reimbursements the expenses would be higher. See the disclosure at the bottom of page 3. For additional information about expenses of the Portfolios and Funds, see the prospectuses for Northwestern Mutual Series Fund, Inc. and the Russell Insurance Funds attached to this prospectus.


The example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown, subject to the guarantees of the Contract.

THE COMPANY



The Northwestern Mutual Life Insurance Company was organized by a special act of the Wisconsin Legislature in 1857. It is the nation's fifth largest life insurance company, based on total assets in excess of $85 billion on December 31, 1999, and is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. Northwestern Mutual sells life and disability income insurance policies and annuity contracts through its own field force of approximately 6,000 full time financial representatives. The Home Office of Northwestern Mutual is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.


"We" in this prospectus means Northwestern Mutual.


NML VARIABLE ANNUITY ACCOUNT B

We established the Account on February 14, 1968 by action of our Board of Trustees in accordance with the provisions of the Wisconsin insurance law. The Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The Account has sixteen Divisions. The money you invest to provide variable benefits under your Contract is placed in one or more of the Divisions as you direct.

Under Wisconsin law, the investment operations of the Account are kept separate from our other operations. The values for your Contract will not be affected by income, gains or losses for the rest of our business. The income, gains or losses, realized or unrealized, for the assets we place in the Account for your Contract will determine the value of your Contract benefits and will not affect the rest of our business. The assets in the Account are reserved for you and other Contract owners, although the assets belong to us and we do not hold the assets as a trustee. We and our creditors cannot reach those assets to satisfy other obligations until our obligations under your Contract have been satisfied. But all of our assets (except those we hold in some other separate accounts) are available to satisfy our obligations under your Contract.


THE FUNDS

Northwestern Mutual Series Fund, Inc. is composed of eleven separate portfolios which operate as separate mutual funds. The portfolios are the Small Cap Growth Stock Portfolio, Aggressive Growth Stock Portfolio, International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, Growth and Income Stock Portfolio, Index 500 Stock Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and Money Market Portfolio. The Account buys shares of each Portfolio at net asset value, that is, without any sales charge.

Northwestern Mutual Investment Services, LLC ("NMIS"), our wholly-owned subsidiary, is the investment adviser to the Fund. We provide the people and facilities that NMIS uses in performing its investment advisory functions, and we are a party to the investment advisory agreement. We and NMIS also perform certain administrative functions and act as co-depositors of the Account. NMIS has retained J.P. Morgan Investment Management, Inc. and Templeton Investment Counsel, Inc. under investment sub-advisory agreements to provide investment advice to the Growth and Income Stock Portfolio and the International Equity Portfolio.

The Russell Insurance Funds include five separate portfolios which operate as separate mutual funds. These are the Multi-Style Equity Fund, Aggressive Equity Fund, Non-U.S. Fund, Real Estate Securities Fund and Core Bond Fund. The Account buys shares of each of the Russell Insurance Funds at net asset value, that is, without any sales charge.


THE CONTRACT

PURCHASE PAYMENTS UNDER THE CONTRACT

AMOUNT AND FREQUENCY A purchase payment is the money you give us to pay for your Contract. You may make purchase payments monthly, quarterly, semiannually, annually or on any other frequency acceptable to us.

The minimum initial purchase payment is $50,000. The minimum amount for each subsequent purchase payment is $25. Minimum amounts for payments by preauthorized check depend on payment frequency. We will accept larger purchase payments than due, or payments at other times, but total purchase payments under any Contract may not exceed $5,000,000 without our consent.

Purchase payments may not exceed the applicable federal income tax limits. (See "Federal Income Taxes", p. 12.)

APPLICATION OF PURCHASE PAYMENTS We credit your purchase payments, less any premium taxes for which we make a deduction, to the Account and allocate them to one or more Divisions as you direct. We then invest those assets in shares of the Portfolio or Fund which corresponds to that Division.

We apply purchase payments to provide "Accumulation Units" in one or more Divisions. Accumulation Units represent your interest in the Account. The number of Accumulation Units you receive for each purchase payment is determined by dividing the amount of the purchase payment to be allocated to a Division by the value of an Accumulation Unit in that Division, based upon the next valuation of the assets of the Division we make after we receive your purchase payment at our Home Office. Receipt of purchase payments at a lockbox facility we have designated will be considered the same as receipt at the Home Office. We value assets as of the close of trading on the New York Stock Exchange for each day the Exchange is open, and at any other time required by the Investment Company Act of 1940.

The number of your Accumulation Units will be increased by additional purchase payments or transfers into the Account and decreased by withdrawals or transfers out of the Account. The investment experience of the Account does not change the number (as distinguished from the value) of your Accumulation Units.


The value of an Accumulation Unit in each Division varies with the investment experience of the Division (which in turn is determined by the investment experience of the corresponding Portfolio or Fund). We determine the value by multiplying the value on the immediately preceding valuation date by the net investment factor for the Division. The net investment factor takes into account the investment experience of the Portfolio or Fund, the deduction for mortality and expense risks we have assumed and a deduction for any applicable taxes or for any expenses resulting from a substitution of securities. (See "Net Investment Factor", below.) Since you bear the investment risk, there is no guarantee as to the aggregate value of your Accumulation Units. That value may be less than, equal to, or more than the cumulative net purchase payments you have made.


You may direct all or part of a purchase payment to the Guaranteed Interest Fund. Amounts you direct to the Guaranteed Interest Fund will be invested on a fixed basis. See "The Guaranteed Interest Fund", p. 11.

NET INVESTMENT FACTOR

For each Division the net investment factor for any period ending on a valuation date is 1.000000 plus the net investment rate for the Division for that period. Under the Contract the net investment rate is related to the assets of the Division. However, since all amounts are simultaneously invested in shares of the corresponding Portfolio or Fund when allocated to the Division, calculation of the net investment rate for each of the Divisions may also be based upon the change in value of a single share of the corresponding Portfolio or Fund.

Thus, for example, in the case of the Balanced Division the net investment rate is equal to (a) the change in the net asset value of a Balanced Portfolio share for the period from the immediately preceding valuation date up to and including the current valuation date, plus the per share amount of any dividends and other distributions made by the Balanced Portfolio during the valuation period, less a deduction for any applicable taxes or for any expenses resulting from a substitution of securities, (b) divided by the net asset value of a Balanced Portfolio share on the valuation date immediately preceding the current valuation date, (c) less an adjustment to provide for the deduction for mortality rate and expense risks that we have assumed. (See "Deductions", p. 14.)

The Portfolios and Funds will distribute investment income and realized capital gains to the Account Divisions. We will reinvest those distributions in additional shares of the same Portfolio or Fund. Unrealized capital gains and realized and unrealized capital losses will be reflected by changes in the value of the shares held by the Account.

BENEFITS PROVIDED UNDER THE CONTRACT

The benefits provided under the Contract consist of a withdrawal amount, a death benefit and a maturity benefit. Subject to the restrictions noted below, we will pay all of these benefits in a lump sum or under the payment plans described below.


WITHDRAWAL AMOUNT On or prior to the maturity date you are entitled to withdraw the Accumulation Units credited to your Contract and receive the value thereof. The value, which may be either greater or less than the amount you paid is based on the Accumulation Unit value next determined after we receive your written request for withdrawal on a form we provide. The forms are available from our Home Office and our agents. You may withdraw a portion of the Accumulation Units on the same basis, except that we will not grant a partial withdrawal which would result in a Contract value of less than $2000 remaining; we will treat a request for such a partial withdrawal as a request to surrender the entire Contract. Amounts distributed to you upon withdrawal of all or a portion of Accumulation Units may be subject to federal income tax. (See "Federal Income Taxes", p. 12.) A penalty tax will apply to premature payments of Contract benefits. A penalty tax of 10% of the amount of the payment which is includible in income will be imposed on non-exempt withdrawals. Payments which are exempt from the penalty tax include payments upon disability, after age 59-1/2, for certain large medical expenses and for reimbursement of certain health insurance premiums and certain substantially equal periodic payments for life. Required minimum distributions must be taken from your IRA, after you attain age 70 1/2 or, in certain cases, retire. (See "Minimum Distribution Requirements", p. 13).

If annuity payments are being made under Payment Plan 1 the payee may surrender the Contract and receive the value of the Annuity Units credited to his Contract. Upon death during the certain period of the payee under Plan 2 or both payees under Plan 3, the beneficiary may surrender the Contract and receive the withdrawal value of the unpaid payments for the certain period. The withdrawal value is based on the Annuity Unit value on the withdrawal date, with the unpaid payments discounted at the Assumed Investment Rate. (See "Description of Payment Plans", p. 8.)

DEATH BENEFIT


1. Amount of the Death Benefit. If the Annuitant dies before the maturity date, the death benefit will not be less than the Contract value next determined after we receive proof of death at our Home Office. If the Primary Annuitant dies before his or her 75th birthday, the death benefit, where permitted by state law, will not be less than the amount of purchase payments we received, less withdrawals. There is no death benefit after annuity payments begin. See "Maturity Benefit" and "Variable Payment Plans" below.


An enhanced death benefit is available at extra cost. Prior to the first Contract anniversary the enhanced death benefit is equal to the total purchase payments received less any amounts withdrawn. On any Contract anniversary prior to the Primary Annuitants 80th birthday, the enhanced death benefit is the Contract value on that date, but not less than what the enhanced death benefit was on the last preceding valuation date. On any other valuation date before the Primary Annuitant's 80th birthday, the enhanced death benefit will be the amount determined on the most recent Contract anniversary, plus purchase payments we receive thereafter, less withdrawals. On any valuation date on or after the Primary Annuitant's 80th birthday the enhanced death benefit will be the enhanced death benefit on the Contract anniversary immediately prior to the Primary Annuitant's 80th birthday increased by purchase payments we received and decreased by any amounts withdrawn after that Contract anniversary. We deduct the extra cost for the enhanced death benefit from the Contract value on each Contract anniversary while the enhanced death benefit is in effect. See "Enhanced Death Benefit Charge", p. 15. The enhanced death benefit is available for issue ages up to 65 and must be elected when the Contract is issued. The enhanced death benefit will remain in effect until the maturity date or the death of the Primary Annuitant or you ask us to remove it from your Contract. You cannot add it to your Contract again after it has been removed.

2. Distribution of the Death Benefit.

Owner is the Annuitant. If the Owner is the Annuitant and the Owner dies before the maturity date, the beneficiary becomes entitled to the death benefit. The beneficiary may elect to receive the death benefit in a lump sum or under a variable payment plan. The beneficiary automatically becomes the new Owner and Annuitant and the Contract continues in force. The beneficiary must take distributions from the Contract pursuant to the applicable minimum distribution requirements discussed on page 13.

Owner is not the Annuitant. If the Owner is not the Annuitant and the Annuitant dies before the maturity date, the Contingent Annuitant automatically becomes the new Annuitant and the Contract continues in force. If no Contingent Annuitant is named within 60 days after we receive proof of death of the Annuitant, we pay the death benefit to the Owner.

Adjustment of Contract Value. On the date when the death benefit becomes payable, if the Contract continues in force we will set the Contract value at an amount equal to the death benefit.

MATURITY BENEFIT Purchase payments under the Contract are payable until the maturity date specified in the Contract. You may select any date up to age 90 as the maturity date, subject to applicable tax and state law requirements, including the minimum distribution requirements (See "Minimum Distribution Requirements, p. 13). On the maturity date, if you have not elected any other permissible payment plan, we will change the maturity date to the Contract anniversary nearest the Annuitant's 90th birthday. On that date, if you have not elected any other permissible payment plan, we will pay the value of the Contract in monthly payments for life under a variable payment plan with payments certain for ten years.

VARIABLE PAYMENT PLANS

We will pay part or all of the benefits under a Contract under a variable payment plan you select. The payment plan starts on the maturity date. See "Maturity Benefit", above. Under a variable plan, you bear the entire investment risk, since we make no guarantees of investment return. Accordingly, there is no guarantee of the amount of the variable payments, and you must expect the amount of such payments to change from month to month.

For a discussion of tax considerations and limitations regarding the election of payment plans, see "Federal Income Taxes", p. 12.

DESCRIPTION OF PAYMENT PLANS The following payment plans are available:

1. Payments for a Certain Period. An annuity payable monthly for a specified period of five to 30 years.


2. Life Annuity with or without Certain Period. An annuity payable monthly until the payee's death, or until the expiration of a selected certain period, whichever is later. After the payee's death during the certain period, if any, we will make payments as they come due to the designated contingent beneficiary. You may select a certain period of either 10 or 20 years, or you may choose a plan with no certain period.

3. Joint and Survivor Life Annuity with Certain Period. An annuity payable monthly for a certain period of 10 years and thereafter to two persons for their joint lives. On the death of either payee, payments continue for the remainder of the 10 years certain or the remaining lifetime of the survivor, whichever is longer.

We may limit the election of a payment plan to one that results in an initial payment of at least $50. A payment plan will continue even if payments fall to less than $50 after the payment plan begins.

From time to time we may establish payment plan rates with greater actuarial value than those stated in the Contract and make them available at the time of settlement. We may also make available other payment plans, with provisions and rates we publish for those plans.

AMOUNT OF ANNUITY PAYMENTS We will determine the amount of the first annuity payment on the basis of the particular payment plan you select, the annuity payment rate and, for plans involving life contingencies, the Annuitant's adjusted age and sex. (A Contract with annuity payment rates that are not based on sex is also available.) We will calculate the amount of the first annuity payment on a basis that takes into account the length of time over which we expect annuity payments to continue. The first payment will be lower for an Annuitant who is younger when payments begin, and higher for an Annuitant who is older, if the payment plan involves life contingencies. The first payment will be lower if the payment plan includes a longer certain period. Variable annuity payments after the first will vary from month to month to reflect the fluctuating value of the Annuity Units credited to your Contract. Annuity Units represent the interest of the Contract in each Division of the Account after annuity payments begin.

ASSUMED INVESTMENT RATE The variable annuity rate tables for the Contract are based upon an Assumed Investment Rate of 3 1/2%. Variable annuity rate tables based upon an Assumed Investment Rate of 5% are also available where permitted by state law.

The Assumed Investment Rate affects both the amount of the first variable payment and the amount by which subsequent payments increase or decrease. The Assumed Investment Rate does not affect the actuarial value of the future payments as of the date when payments begin, though it does affect the actual amount which may be received by an individual Annuitant.

Over a period of time, if each Division achieved a net investment result exactly equal to the Assumed Investment Rate applicable to a particular payment plan, the amount of annuity payments would be level. However, if the Division achieved a net investment result greater than the Assumed Investment Rate, the amount of annuity payments would increase. Similarly, if the Division achieved a net investment result smaller than the Assumed Investment Rate, the amount of annuity payments would decrease.

A higher Assumed Investment Rate will result in a larger initial payment but more slowly rising and more rapidly falling subsequent payments than a lower Assumed Investment Rate.

ADDITIONAL INFORMATION

TRANSFERS BETWEEN DIVISIONS AND PAYMENT PLANS You may change the allocation of purchase payments among the Divisions and transfer values from one Division to another both before and after annuity payments begin. In order to take full advantage of these features, you should carefully consider, on a continuing basis, which Division or apportionment is best suited to your long-term investment needs.

You may at any time change the allocation of purchase payments among the Divisions by written notice to us. Purchase payments we receive at our Home Office on and after the date on which we receive notice will be applied to provide Accumulation Units in one or more Divisions on the basis of the new allocation.

Before the effective date of a payment plan you may, upon written request, transfer Accumulation Units from one Division to another. After the effective date of a payment plan the payee may transfer Annuity Units from one Division to another. We will adjust the number of Accumulation or Annuity Units to be credited to reflect the respective value of the Accumulation and Annuity Units in each of the Divisions. For Accumulation Units the minimum amount which may be transferred is the lesser of $100 or the entire value of the Accumulation Units in the Division from which the transfer is being made. For each transfer beginning with the thirteenth in any Contract year, we may deduct a transfer fee of $25 from the amount transferred. We currently make no charge for transfers.

If you contemplate the transfer of funds from one Division to another, you should consider the risk inherent in a switch from one investment medium to another. In general, frequent transfers based on short-term expectations for the stock and bond markets, especially transfers of large sums, will tend to accentuate the danger that a transfer will be made at an inopportune time.

You may transfer amounts which you have invested on a fixed basis to any Division of the Account, and you may transfer the value of Accumulation Units in any Division of the Account to the Guaranteed Interest Fund for investment on a fixed basis, subject to the restrictions described in the Contract. See "The Guaranteed Interest Fund", p. 11.

After the effective date of a payment plan which does not involve a life contingency (i.e., Plan 1) a payee may transfer to either form of life annuity at no charge. We will apply the value of the remaining payments to the new plan selected. We will determine the amount of the first annuity payment under the new plan on the basis of the particular plan selected, the annuity payment rate and the Annuitant's adjusted age and sex. Subsequent payments will vary to reflect changes in the value of the Annuity Units credited.

We permit other transfers between payment plans subject to such limitations as we may reasonably determine. Generally, however, we do not permit transfer from a payment plan involving a life contingency to a payment plan which does not involve the same life contingency. You may make transfers from the Money Market Division at any time while a payment plan is in force. The Contract provides that transfers between the other Divisions and transfers between payment plans may be made after the payment plan has been in force for at least 90 days and thereafter whenever at least 90 days have elapsed since the date of the last transfer. At present we permit transfers at any time but we reserve the right to change this practice in the future. We will make the transfer as of the close of business on the valuation date coincident with or next following the date on which we receive the request for transfer at our Home Office, or at a later date if you request.

OWNERS OF THE CONTRACT The Owner of the Contract has the sole right to exercise all rights and privileges under the Contract, except as the Contract otherwise provides. The Owner is ordinarily the Annuitant, but may be an employer or other entity. The Annuitant is the person upon whose life the Contract is issued and Contract benefits depend. The Primary Annuitant is the person upon whose life the Contract is initially issued. The Contingent Annuitant is the person who becomes the Annuitant upon the death of the Annuitant. In this prospectus, "you" means the Owner or a prospective purchaser of the Contract.

DEFERMENT OF BENEFIT PAYMENTS We reserve the right to defer determination of the withdrawal value of the Contract, or the payment of benefits under a variable payment plan, until after the end of any period during which the right to redeem shares of either of the mutual funds is suspended, or payment of the redemption value is postponed, pursuant to the provisions of the Investment Company Act of 1940 because: (a) the New York Stock Exchange is closed, except for routine closings on holidays or weekends; (b) the Securities and Exchange Commission has determined that trading on the New York Stock Exchange is restricted; (c) the Securities and Exchange Commission permits suspension or postponement and so orders; (d) an emergency exists, as defined by the Securities and Exchange Commission, so that valuation of the assets of the funds or disposal of securities they hold is not reasonably practical; or (e) such suspension or postponement is otherwise permitted by the Act.

DIVIDENDS The Contract shares in our divisible surplus, to the extent we determine annually, except while payments are being made under a variable payment plan. Distributions of divisible surplus are commonly referred to as "dividends". Any contributions to our divisible surplus would result from more favorable expense experience than we have assumed in determining the deductions. We do not expect the Contract to make a significant contribution to our divisible surplus and we do not expect to pay dividends on the Contract.

VOTING RIGHTS As long as the Account continues to be registered as a unit investment trust under the Investment Company Act of 1940, and Account assets are invested in shares of the Portfolio or the Funds, we will vote the shares held in the Account in accordance with instructions we receive from the Owners of Accumulation Units or payees receiving payments under variable payment plans. Each Owner or payee will receive periodic reports relating to both of the mutual funds, proxy material and a form with which to give instructions with respect to the proportion of shares of each Portfolio or Fund held in the Account corresponding to the Accumulation Units credited to his Contract, or the number of shares of each Portfolio or Fund held in the Account representing the actuarial liability under the variable annuity payment plan, as the case may be. The number of shares will increase from year to year as additional purchase payments are paid by the Contract Owner; after a variable annuity payment plan is in effect the number of shares will decrease from year to year as the remaining actuarial liability declines. We will vote shares for which no instructions have been received in the same proportion as the shares as for which instructions have been received.

SUBSTITUTION AND CHANGE We may take any of the following actions, so long as we comply with all of the requirements of the securities and insurance laws that may apply. A vote of Contract owners, or of those who have an interest in one or more of the Divisions of the Account, may be required. Approval by the Securities and Exchange Commission or another regulatory authority may be required. In the event that we take any of these actions, we may make an appropriate endorsement of your Contract and take other actions to carry out what we have done.

1. We may invest the assets of a Division in securities of another mutual fund or another issuer, instead of the Portfolio or Fund in which you have invested, as a substitute for the shares you already have or as the securities to be purchased in the future.

2. We may operate the Account or a Division as a mutual fund itself, instead of investing its assets in a mutual fund, if our Board of Trustees decides that this would be in the best interest of our Contract owners.

3. We may deregister the Account under the Investment Company Act of 1940 if registration is no longer required.

4. We may change the provisions of the Contract to comply with federal or state laws that apply, including changes to comply with federal tax laws in order to assure that your Contract qualifies for tax benefits relating to retirement annuity or variable annuity contracts.

FIXED ANNUITY PAYMENT PLANS We will also pay Contract benefits under fixed annuity payment plans which are not described in this Prospectus. If you select a fixed annuity, we will cancel the Accumulation Units credited to your Deferred Contract, we will transfer the withdrawal value of the Contract to our general account, and you will no longer have any interest in the Account.

PERFORMANCE DATA We may publish advertisements containing performance data for the Divisions of the Account from time to time. These performance data may include both standardized and non-standardized total return figures, although standardized figures will always accompany non-standardized figures.

Standardized performance data will consist of quarterly return quotations, which will always include quotations for recent periods of one, five and ten years or, if less, the entire life of a Division. These quotations will be the average annual rates of return based on the minimum $50,000 initial purchase payment. The standardized performance data will reflect all applicable charges.

Non-standardized performance data may also not reflect the annual Contract fee of $30, since the impact of the fee varies by Contract size. The non-standardized data may also be for other time periods.

We will base all of the performance data on actual historical investment results for the Portfolios or Funds, including all expenses they bear. The data are not intended to indicate future performance. We may construct some of the data hypothetically to reflect expense factors for the Contracts we currently offer.

We have included additional information about the performance data in the Statement of Additional Information.

FINANCIAL STATEMENTS Financial statements of the Account and financial statements of Northwestern Mutual appear in the Statement of Additional Information.


THE GUARANTEED INTEREST FUND

You may direct all or part of your purchase payments to the Guaranteed Interest Fund for investment on a fixed basis. You may transfer amounts previously invested in the Account Divisions to the Guaranteed Interest Fund, prior to the maturity date, and you may transfer amounts in the Guaranteed Interest Fund to the Account Divisions. In each case, these transfers are subject to the restrictions described in the Contract.

Amounts you invest in the Guaranteed Interest Fund become part of our general assets. In reliance on certain exemptive and exclusionary provisions, we have not registered interests in the Guaranteed Interest Fund under the Securities Act of 1933 and we have not registered the Guaranteed Interest Fund as an investment company under the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Fund nor any interests therein are generally subject to these Acts. We have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Fund. This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Amounts you invest in the Guaranteed Interest Fund earn interest at rates we declare from time to time. We will guarantee the interest rate for each amount for at least one year. The interest rate will be at an annual effective rate of at least 3%. At the expiration of the period for which we guarantee the interest rate, we will declare a new interest rate. We credit interest and compound it daily. We determine the effective date for a transaction involving the Guaranteed Interest Fund in the same manner as the effective date for a transaction involving a Division of the Account.

Investments in the Guaranteed Interest Fund are subject to a maximum limit of $1,000,000 ($250,000 in New York) without our prior consent. To the extent that a purchase payment or transfer from a Division of the Account causes the Contract's interest in the Guaranteed Interest Fund to exceed this maximum limit, we will place the amount of the excess in the Money Market Division and it will remain there until you instruct us otherwise.

Transfers from the Guaranteed Interest Fund to the Account Divisions are subject to limits. After a transfer from the Guaranteed Interest Fund, we will allow no further transfers from the Guaranteed Interest Fund for a period of 365 days; in addition, we will allow no further transfers back into the Guaranteed Interest Fund for a period of 90 days. The maximum amount that you may transfer from the Guaranteed Interest Fund in one transfer is the greater of (1) 25% of the amount that you had invested in the Guaranteed Interest Fund as of the last Contract anniversary preceding the transfer and (2) the amount of your most recent transfer from the Guaranteed Interest Fund. But in no event will this maximum transfer amount be less than $1,000 or more than $50,000. (The $50,000 limit does not apply in New York.)

The deduction for mortality rate and expense risks, as described below, is not assessed against amounts in the Guaranteed Interest Fund, and amounts in the Guaranteed Interest Fund do not bear any expenses of either of the mutual funds. Other charges under the Contract apply for amounts in the Guaranteed Interest Fund as they are described in this prospectus for amounts you invest on a variable basis. See

"Deductions", p. 14. For purposes of allocating and deducting the annual Contract fee, we consider any investment in the Guaranteed Interest Fund as though it were an investment of the same amount in one of the Account Divisions.


FEDERAL INCOME TAXES
QUALIFIED AND NONTAX-QUALIFIED PLANS

We offer the Contract for use under the tax-qualified plans (i.e., contributions are generally not taxable) identified below:

1. Individual retirement annuities pursuant to the provisions of Section 408 of the Code, including a traditional IRA established under Section 408(b).

2.   Roth IRAs pursuant to the provisions of Section 408A of the Code.

We also offer the Contract for use in non tax-qualified situations (i.e., contributions are taxable).

CONTRIBUTION LIMITATIONS AND GENERAL REQUIREMENTS APPLICABLE TO CONTRACT

TRADITIONAL IRA If an individual has earned income, the individual and the individual's spouse are each permitted to make a maximum contribution of $2,000 to an IRA or IRAs for their benefit for each taxable year. The $2,000 limit is reduced by contributions to any Roth IRAs of the Owner. Contributions cannot be made after age 70 1/2. Annual contributions are generally deductible unless the Owner or the Owner's spouse is an "active participant" in a plan in another qualified plan during the taxable year. If the Owner is an "active participant" in a plan, the deduction for 2000 phases out at an adjusted gross income ("AGI") of between $32,000 - $42,000 (indexed through 2005) for single filers and between $52,000 - $62,000 (indexed through 2007) for married individuals filing jointly. If the Owner is not an "active participant" in a plan but the Owner's spouse is, the Owner's deduction phases out at an AGI of between $150,000 - $160,000.

The Owner may also make tax free rollover and direct transfer contributions to an IRA from the Owner's other IRAs or contracts purchased under tax qualified plans. The surviving spouse can also roll over the deceased Owner's IRA, tax deferred annuity or qualified plan to the spouse's own IRA.

An IRA is nonforfeitable and generally cannot be transferred.

ROTH IRA If an individual has earned income, the individual and the individual's spouse are each permitted to make a maximum contribution of $2,000 to a Roth IRA or IRAs for their benefit for each taxable year. The $2,000 limit is reduced by contributions to any traditional IRAs of the Owner. The maximum contribution is phased out at an adjusted gross income ("AGI") of between $95,000 and $110,000 for single filers, between $150,000 and $160,000 for married individuals filing jointly and between $0 and $10,000 for married individuals filing separately. Regular contributions to a Roth IRA are not deductible.

An IRA, SEP or SIMPLE IRA (after two years of participation in a SIMPLE IRA plan) may be rolled over or converted to a Roth IRA if the Owner has an AGI of $100,000 or less for the year (not including the rollover amount) and is not married filing a separate tax return. A rollover to a Roth IRA is fully taxable but is not subject to a 10% premature withdrawal penalty.

NONTAX-QUALIFIED CONTRACT There are no limitations on who can purchase a nontax-qualified annuity or the amount that can be contributed to the Contract. Contributions to nontax-qualified Contracts are not deductible. For the Contract to qualify as a nontax-qualified annuity, the Contract death proceeds must be distributed to any nonspouse beneficiary either within five years of the Owner's death or as substantially periodic payments over the beneficiary's life or life expectancy commencing within one year of the Owner's death. The surviving spouse is entitled to continue deferral under the Contract.

TAXATION OF CONTRACT BENEFITS

For Contracts held by individuals, no tax is payable as a result of any increase in the value of a Contract. Except for qualified distributions from Roth IRAs, Contract benefits will be taxable as ordinary income when received in accordance with Section 72 of the Code.

IRAS As a general rule, benefits received as annuity payments or upon death or withdrawal from these contracts will be taxable as ordinary income when received.

Where nondeductible contributions are made to individual retirement annuities, the Owner may exclude from income that portion of each benefit payment which represents a return of the Owner's "investment in the contract" as defined in
Section 72 until the entire "investment in the contract" is recovered. Benefits paid in a form other than an annuity will be taxed as ordinary income when received except for that portion of the payment which represents a return of the employee's "investment in the contract." After the Owner attains age 70 1/2, a 50% penalty may be imposed on payments made from individual retirement annuities to the extent the payments are less than certain required minimum amounts. (See "Minimum Distribution Requirements", p. 13). With certain limited exceptions benefits from individual retirement annuities Contracts are subject to the tax-free roll-over provisions of the Code.

A loan transaction, using a Contract purchased under a tax-qualified plan as collateral, will generally have adverse tax consequences. For example, such a transaction destroys the tax status of the individual retirement annuity and results in taxable income equal to the Contract value.

ROTH IRAS Qualified distributions from a Roth IRA are not taxable. A qualified distribution is a distribution (1) made at least 5 years after the issuance of the Owner's first Roth IRA, and (2) made after the Owner has attained age 59 1/2, made to a beneficiary after the Owner's death, attributable to the Owner being disabled, or used to pay acquisition expenses of a qualified first time home purchase. A nonqualified distribution is taxable as ordinary income only to the extent it exceeds the "investment in the contract" as defined in Section 72. Distributions are not required to be made from a Roth IRA before the Owner's death.

A withdrawal from a Roth IRA of part or all of an IRA rollover contribution within 5 years of the rollover is subject to a 10% premature withdrawal penalty (unless an exception applies). In addition, if part or all of an IRA rollover made in 1998 is withdrawn before 1/1/2001, any taxes on the rollover deferred by proration may be accelerated. Rollover contributions are treated as withdrawn after regular contributions for this purpose.

A regular or conversion contribution to a Roth IRA can be recharacterized to an IRA in a trustee-to-trustee transfer provided the transfer includes the net income or loss allocable to the contribution and is completed by the due date for filing the Owner's federal income tax return for the year the contribution was made. The recharacterized amount will be treated for tax purposes as originally made from the IRA. Recharacterized amounts can be reconverted to a Roth IRA once each calendar year. Benefits from a Roth IRA can be rolled over or transferred directed only to another Roth IRA.

NONQUALIFIED CONTRACTS Benefits received as annuity payments from nontax-qualified Contracts will be taxable as ordinary income to the extent they exceed that portion of each payment which represents a return of the "investment in the contract" as defined in Section 72 until the entire "investment in the contract" is recovered. Benefits received in a lump sum from these Contracts will be taxable as ordinary income to the extent they exceed the "investment in the contract." A partial withdrawal or collateral assignment prior to the Maturity Date will result in the receipt of gross income by the Owner to the extent that the amounts withdrawn or assigned do not exceed the excess (if any) of the total value of Accumulation Units over total purchase payments paid under the Contract less any amounts previously withdrawn or assigned. Thus, any investment gains reflected in the Contract values are considered to be withdrawn first and are taxable as ordinary income. For Contracts issued after October 21, 1988, investment gains will be determined by aggregating all nontax-qualified deferred Contracts we issue to the Owner during the same calendar year.

A special rule applies to certain nonqualified Contracts not held by individuals, such as Contracts purchased by corporate employers in connection with deferred compensation plans. With respect to purchase payments paid after February 28, 1986, these Contracts will not be taxed as annuity Contracts and increases in the value of the Contracts will be taxable in the year earned. One or more nontax-qualified Contracts can be wholly or partially exchanged for one or more other annuity contracts under Section 1035 of the Code without recognition of gain or loss.

PREMATURE WITHDRAWALS A penalty tax will apply to premature payments of Contract benefits. A penalty tax of 10% of the amount of the payment which is includible in income will be imposed on non-exempt withdrawals under individual retirement annuities, Roth IRAs, and nonqualified deferred annuities. Payments which are exempt from the penalty tax include payments upon disability, after age 59-1/2 and for certain substantially equal periodic payments for life. Additional exceptions for certain large medical expenses, reimbursement of health insurance premiums paid while the Owner was unemployed, qualified education expenses and first time home purchases apply to IRAs and Roth IRAs.

MINIMUM DISTRIBUTION REQUIREMENTS All of the Contracts are required to satisfy some form of minimum distribution requirement. A 50% excise tax applies for each violation of these requirements.

1. IRAs As a general rule, the Owner of these Contracts is required to take certain distributions during the Owner's life and the beneficiary designated by the Owner is required to take the balance of the Contract value within certain specified periods following the Owner's death.

The Owner must take the first required distribution by the "required beginning date" and subsequent required distributions by December 31 of that year and each year thereafter. Payments must be made over the life or life expectancy of the Owner or the lives or life expectancies of the Owner and the Owner's beneficiary. The required beginning date for IRAs is April 1 of the calendar year following the calendar year the Owner attains age 70 1/2.

Upon the death of the Owner, the Owner's beneficiary must take distributions under one of the following two rules.

If the Owner dies on or after the required beginning date, any remaining interest in the Contract must be distributed at least as rapidly as it was under the method of distribution in effect on the date of death. The method of distribution is determined by the age of the Owner and the beneficiary and whether their life expectancies are being recalculated each year.

If the Owner dies before the required beginning date, the Owner's entire interest must be distributed by December 31 of the calendar year containing the fifth anniversary of the Owner's death. If the Contract value is payable to a beneficiary designated by the Contract, the Contract value may be paid over the life or life expectancy of that beneficiary, provided distribution begins by December 31 of the calendar year following the year of the Owner's death. If the sole designated beneficiary is the Owner's spouse, the spouse may roll over the Contract into an IRA owned by the spouse.

2. Roth IRAs The Owner of a Roth IRA is not required to take required minimum distributions during the Owner's lifetime. However, the beneficiary designated by the Owner is required to take distributions pursuant to the minimum distribution requirements for Owners dying before the required beginning date, discussed above.

3. Nonqualified Contracts The Owner of a nontax-qualified Contract is not required to take required minimum distributions during the Owner's lifetime. However, the designated beneficiary is required to take distributions pursuant to rules similar to the at death minimum distribution requirements for IRAs.


TAXATION OF NORTHWESTERN MUTUAL


We may charge the appropriate Contracts with their shares of any tax liability which may result from the maintenance or operation of the Divisions of the Account. We are currently making no charge. (See "Net Investment Factor", p. 7 and "Deductions", below.

OTHER CONSIDERATIONS

You should understand that the tax rules for annuities and qualified plans are complex and cannot be readily summarized. The foregoing discussion does not address special rules applicable in many situations, rules governing Contracts issued or purchase payments made in past years, current legislative proposals or state or other law. We do not intend this discussion as tax advice. Before you purchase a Contract, we advise you to consult qualified tax counsel.


DEDUCTIONS

We will make the following deductions:

MORTALITY RATE AND EXPENSE RISK CHARGES


Amount of Mortality Rate and Expense Risks Charges. The net investment factor (see "Net Investment Factor", p. 7) we use in determining the value of Accumulation and Annuity Units reflects a deduction on each valuation date for mortality rate and expense risks we have assumed. The deduction from Accumulation Units and Annuity Units is at a current annual rate of 0.35% of the assets of the Account. Our Board of Trustees may increase or decrease the deduction, but in no event may the deduction exceed an annual rate of 0.75%. We will not increase the deduction for mortality and expense risks for at least five years from the date of this prospectus.


Risks and Expenses. The risks we assume are (a) the risk that annuity payments will continue for longer periods than anticipated because the Annuitants as a group live longer than expected, and (b) the risk that the charges we make may be insufficient to cover the actual costs we incur in connection with the Contracts. We assume these risks for the duration of the Contract. The deduction for these risks is the only expense item paid by the Account to date. The mutual funds pay expenses which are described in the attached prospectuses for the mutual funds.

The net investment factor also reflects the deduction of any reasonable expenses which may result if there were a substitution of other securities for shares of the mutual funds as described under "Substitution and Change", p. 10, and any applicable taxes, i.e., any tax liability we have paid or reserved for resulting from the maintenance or operation of a Division of the Account, other than applicable premium taxes which we may deduct directly from considerations. We do not presently anticipate that we will make any deduction for federal income taxes (see "Taxation of Northwestern Mutual", p. 14), nor do we anticipate that maintenance or operation of the Account will give rise to any deduction for state or local taxes. However, we reserve the right to charge the appropriate Contracts with their shares of any tax liability which may result under present or future tax laws from the maintenance or operation of the Account or to deduct any such tax liability in the computation of the net investment factor for such Contracts.

CONTRACT FEE On each Contract anniversary prior to the maturity date we make a deduction of $30 for administrative expenses relating to a Deferred Contract during the prior year. We make the charge by reducing the number of Accumulation Units credited to the Contract. For purposes of allocating and deducting the annual Contract fee, we consider any investment in the Guaranteed Interest Fund as though it were an investment of the same amount in one of the Account Divisions. We cannot increase this charge. The charge is intended only to reimburse us for our actual administrative expenses. We currently are waiving the charge if the Contract value on the Contract anniversary is $25,000 or more.

ENHANCED DEATH BENEFIT CHARGE On each Contract anniversary on which the enhanced death benefit is in effect, we deduct from the Contract value a charge based on the amount of the enhanced death benefit on the Contract Anniversary and the age of the Annuitant when the Contract was issued. The charge is 0.10% of the amount of the enhanced death benefit for issue age 45 or less, 0.20% for issue age 46-55, and 0.40% for issue age 56-65. This charge is for the risks we assume in guaranteeing the enhanced death benefit. We deduct the charge from the Divisions of the Account and the Guaranteed Interest Fund in proportion to the amounts you have invested.

PREMIUM TAXES The Contract provides for the deduction of applicable premium taxes, if any, from purchase payments or from Contract benefits. Various jurisdictions levy premium taxes. Premium taxes presently range from 0% to 3.5% of total purchase payments. Many jurisdictions presently exempt from premium taxes annuities such as the Contract. As a matter of current practice, we do not deduct premium taxes from purchase payments received under the Contract or from Contract benefits. However, we reserve the right to deduct premium taxes in the future.

EXPENSES FOR THE PORTFOLIOS AND FUNDS The expenses borne by the Portfolios and Funds in which the assets of the Account are invested are described in the prospectuses for Northwestern Mutual Series Fund, Inc. and the Russell Insurance Funds. See the prospectuses attached to this prospectus.



DISTRIBUTION OF THE CONTRACT


We sell the Contract through individuals who are licensed insurance agents appointed by Northwestern Mutual and are registered representatives of a broker dealer. Where state law requires, these agents will also be licensed securities salespersons. Our wholly-owned subsidiary, Northwestern Mutual Investment Services, LLC ("NMIS"), is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. NMIS is the distributor of the Contracts. NMIS has entered into a selling agreement with Robert W. Baird and Co. Incorporated ("Baird"), another broker/dealer which we control, and our agents who offer the Contracts will be registered representatives of Baird. Neither we nor Baird will pay commissions on sales of the Contracts, but Baird will offer the Contracts to purchasers who pay quarterly fees to Baird based on the value of the assets in their Baird accounts, including the Contracts. Baird will pay a portion of the fees to its registered representatives who sell the Contracts and provide other services to the owners of the Accounts. The Contract is also offered by Northwestern Mutual agents who are advisory representatives of registered investment advisers. The investment advisers charge fees for investment advisory services and pay a portion of those fees to the advising representatives. We may also offer the Contracts through other distribution arrangements.

            TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

                                               PAGE
                                               ----

DISTRIBUTION OF THE
  CONTRACT......................................B-2
DETERMINATION OF ANNUITY
  PAYMENTS......................................B-2
    Amount of Annuity Payments..................B-2
    Annuity Unit Value..........................B-2
    Illustrations of Variable Annuity
      Payments..................................B-3
VALUATION OF ASSETS OF THE
  ACCOUNT.......................................B-3
TRANSFERABILITY RESTRICTIONS....................B-4
PERFORMANCE DATA................................B-4
EXPERTS.........................................B-4

FINANCIAL STATEMENTS OF THE
  ACCOUNT (for the two years ended
December 31, 1999)..............................B-5
REPORT OF INDEPENDENT
  ACCOUNTANTS (for the two years ended
    December 31, 1999).........................B-17
FINANCIAL STATEMENTS OF
  NORTHWESTERN MUTUAL  (for
    the three years ended December 31, 1999)...B-18
REPORT OF INDEPENDENT
  ACCOUNTANTS (for the three years
   ended December 31, 1999)....................B-29










This Prospectus sets forth concisely the information about the Mason Street Variable Annuity that a prospective investor ought to know before investing. Additional information about the Mason Street Variable Annuity and NML Variable Annuity Account B has been filed with the Securities and Exchange Commission in a Statement of Additional Information which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from The Northwestern Mutual Life Insurance Company. To receive a copy, return the request form to the address listed below, or telephone 1-888-455-2232.




     TO: The Northwestern Mutual Life Insurance Company

         Annuity and Accumulation Products Marketing Department
            Room E12J
         720 East Wisconsin Avenue
         Milwaukee, WI  53202

         Please send a Statement of Additional Information for the Mason Street Variable Annuity to:

     Name

     Address



     City                                           State        Zip

More information about Northwestern Mutual Series Fund, Inc. is included in the Fund's Statement of Additional Information (SAI), incorporated by reference in this prospectus, which is available free of charge.

More information about the Fund's investments is included in the Fund's annual and semi-annual reports, which discuss the market conditions and investment strategies that significantly affected each Portfolio's performance during the previous fiscal period.


To request a free copy of the Fund's SAI, or current annual or semi-annual report, call us at 1-888-455-2232. Information about the Fund (including the SAI) can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (SEC) in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports and other information about the Fund are available on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, Washington, DC 20549-6009.



N O R T H W E S T E R N  M U T U A L  L I F E

MASON STREET VARIABLE ANNUITY
     Nontax-Qualified Annuities
     Individual Retirement Annuities
     Roth IRAs

NML VARIABLE ANNUITY ACCOUNT B

NORTHWESTERN MUTUAL SERIES FUND, INC.

RUSSELL INSURANCE FUNDS


P    R    O    S    P    E    C    T    U    S


Investment Company Act File Nos. 811-3990 and 811-5371

NORTHWESTERN
MUTUAL LIFE(R)

PO Box 3095
Milwaukee  WI  53201-3095

Change Service Requested



135602

                       STATEMENT OF ADDITIONAL INFORMATION


                           VARIABLE ANNUITY CONTRACTS
          (for Individual Retirement Annuities, Tax-Deferred Annuities
                            and Non-Qualified Plans)

                         NML VARIABLE ANNUITY ACCOUNT B
                                (the "Account"),
                        a separate investment account of
                 The Northwestern Mutual Life Insurance Company

                             ("Northwestern Mutual")

--------------------------------------------------------------------------------

         This Statement of Additional Information is not a prospectus but supplements and should be read in conjunction with the prospectus for the Contracts. A copy of the prospectus may be obtained from The Northwestern Mutual Life Insurance Company, 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, telephone number (414) 271-1444.

--------------------------------------------------------------------------------



                  The Date of the Prospectus to which this Statement of
                  Additional Information Relates         , 2000.

                  The Date of this Statement of Additional Information is
                             , 2000.

                          DISTRIBUTION OF THE CONTRACT

         Northwestern Mutual Investment Services, LLC ("NMIS") is the distributor of the Contract and may be considered the principal underwriter of the Contract. NMIS is a wholly-owned subsidiary of Northwestern Mutual . NMIS has entered into a selling agreement with Robert W. Baird & Co. Incorporated ("Baird"), a broker-dealer controlled by Northwestern Mutual. NMIS may enter into selling agreements with other affiliated and unaffiliated broker-dealers to distribute the Contract. The offering will be continuous. No Contracts have been issued prior to the date of statement of Additional Information.

                        DETERMINATION OF ANNUITY PAYMENTS

         The following discussion of the method for determining the amount of monthly annuity payments under a variable payment plan is intended to be read in conjunction with these sections of the prospectus for the Contracts: "Variable Payment Plans", p. 8, including "Description of Payment Plans", p. 8, "Amount of Annuity Payments", p. 9, and "Assumed Investment Rate", p. 9; "Dividends", p. 10; "Net Investment Factor", p. 7; and "Deductions", p. 14.

         AMOUNT OF ANNUITY PAYMENTS The amount of the first annuity payment under a variable Payment Plan will be determined on the basis of the particular Payment Plan selected, the annuity payment rate and, for plans involving life contingencies, the Annuitant's adjusted age and sex. The amount of the first payment is the sum of the payments from each Division of the Account determined by applying the appropriate annuity payment rate to the product of the number of Accumulation Units in the Division on the effective date of the Payment Plan and the Accumulation Unit value for the Division on that date. Annuity rates currently in use are based on the 1983 a Table with Projection Scale G and age adjustment.

         Variable annuity payments after the first will vary from month to month and will depend upon the number and value of Annuity Units credited to the Annuitant. After the effective date of a Payment Plan a Contract will not share in the divisible surplus of Northwestern Mutual.

         The number of Annuity Units in each Division is determined by dividing the amount of the first annuity payment from the Division by the value of an Annuity Unit on the effective date of the Payment Plan. The number of Annuity Units thus credited to the Annuitant in each Division remains constant throughout the annuity period. However, the value of Annuity Units in each Division will fluctuate with the investment experience of the Division.

         The amount of each variable annuity payment after the first is the sum of payments from each Division determined by multiplying this fixed number of Annuity Units each month by the value of an Annuity Unit for the Division on (a) the fifth valuation date prior to the payment due date if the payment due date is a valuation date, or (b) the sixth valuation date prior to the payment due date if the payment due date is not a valuation date. To illustrate, if a payment due date falls on a Friday, Saturday or Sunday, the amount of the payment will normally be based upon the Annuity Unit value calculated on the preceding Friday. The preceding Friday would be the fifth valuation date prior to the Friday due date, and the sixth valuation date prior to the Saturday or Sunday due dates.

         ANNUITY UNIT VALUE The value of an Annuity Unit for each Division is established at $1.00 as of the date operations begin for that Division. The value of an Annuity Unit on any later date varies to reflect the investment experience of the Division, the Assumed Investment Rate on which the annuity rate tables are based, and the deduction for mortality rate and expense risks assumed by Northwestern Mutual.

         The Annuity Unit value for each Division on any valuation date is determined by multiplying the Annuity Unit value on the immediately preceding valuation date by two factors: (a) the net investment factor for the current period for the Division; and (b) an adjustment factor to neutralize the Assumed Investment Rate used in calculating the annuity rate tables.

         ILLUSTRATIONS OF VARIABLE ANNUITY PAYMENTS To illustrate the manner in which variable annuity payments are determined consider this example. Item (4) in the example shows the applicable monthly payment rate for a male, adjusted age 65, who has elected a life annuity Payment Plan with a certain period of 10 years with an Assumed Investment Rate of 3-1/2% (Plan 2, as described in the prospectus). The example is for a Contract with sex-distinct rates.

         (1)      Assumed number of Accumulation Units in
                  Balanced Division on maturity date........................................ 25,000

         (2)      Assumed Value of an Accumulation Unit in
                  Balanced Division at maturity............................................. $2.000000

         (3)      Cash Value of Contract at maturity, (1) X (2)............................. $50,000

         (4)      Assumed applicable monthly payment rate per
                  $1,000 from annuity rate table............................................ $5.35

         (5)      Amount of first payment from Balanced Division,
                  (3) X (4) divided by $1,000............................................... $267.50

         (6)      Assumed Value of Annuity Unit in
                  Balanced Division at maturity............................................. $1.500000

         (7)      Number of Annuity Units credited in
                  Balanced Division, (5) divided by (6)..................................... 178.33

The $50,000 value at maturity provides a first payment from the Balanced Division of $267.50, and payments thereafter of the varying dollar value of
178.33 Annuity Units. The amount of subsequent payments from the Balanced Division is determined by multiplying 178.33 units by the value of an Annuity Unit in the Balanced Division on the applicable valuation date. For example, if that unit value is $1.501000, the monthly payment from the Division will be
178.33 multiplied by $1.501000, or $267.68.

         However, the value of the Annuity Unit depends entirely on the investment performance of the Division. Thus in the example above, if the net investment rate for the following month was less than the Assumed Investment Rate of 3-1/2%, the Annuity Unit would decline in value. If the Annuity Unit value declined to $1.499000 the succeeding monthly payment would then be 178.33 X $1.499000, or $267.32.

         For the sake of simplicity the foregoing example assumes that all of the Annuity Units are in the Balanced Division. If there are Annuity Units in two or more Divisions, the annuity payment from each Division is calculated separately, in the manner illustrated, and the total monthly payment is the sum of the payments from the Divisions.

                       VALUATION OF ASSETS OF THE ACCOUNT

         The value of Portfolio or Fund shares held in each Division of the Account at the time of each valuation is the redemption value of such shares at such time. If the right to redeem shares of a Portfolio or Fund has been suspended, or payment of redemption value has been postponed, for the sole purpose of computing annuity payments the shares held in the Account (and Annuity Units) may be valued at fair value as determined in good faith by the Board of Trustees of Northwestern Mutual.

                          TRANSFERABILITY RESTRICTIONS

         Ownership of a Contract purchased as an individual retirement annuity pursuant to Section 408(b) of the Code cannot be transferred except in limited circumstances involving divorce.

                                PERFORMANCE DATA

         Standardized performance data in advertisements will show the average annual total return for each Division of the Account, according to the following formula prescribed by the Securities and Exchange Commission:

                              P(1 + T) = ERV
                       Where:
                 P   = a hypothetical initial payment of $1000
                 T   = average annual total return
                 n   = number of years
                 ERV = ending redeemable value of a hypothetical $1000 payment made at the beginning of the 1, 5 or 10 year periods at the end of the 1, 5, or 10 year periods (or fractional portion thereof)

Average annual total return is the annual compounded rate of return that would have produced the ending surrender value under a Contract if the owner had invested in a specified Division over the stated period and investment performance had remained constant throughout the period. The calculation assumes a single $1,000 purchase payment made at the beginning of the period and surrender of the Contract at the end of the period. It reflects a deduction for all Account, Fund and Contract level charges. The $30 annual Contract fee is reflected as 0.00% of the assets based on actual fees collected divided by average assets of the sub-account. The data will assume a minimum initial purchase payment of $50,000 and the amounts will be divided by 50 to conform the presentation to the $1,000 purchase payment assumption required by the prescribed formula.

         Advertisements with performance data may compare the average annualized total return figures for one or more of the Divisions to (1) the Standard & Poor's 500 Composite Stock Price Index, Wilshire Index, 1750 Index, EAFE Index, Merrill Lynch Domestic Master Index, Lehman Brothers High Yield Intermediate Market Index or other indices measuring performance of a relevant group of securities; (2) other variable annuity separate account tracked by Lipper Analytical Services or other ratings services; or (3) the Consumer Price Index.

                                     EXPERTS

         The financial statements of the Account as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 and of Northwestern Mutual as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP provides audit services for the Account. The address of PricewaterhouseCoopers LLP is 100 East Wisconsin Avenue, Suite 1500, Milwaukee, Wisconsin 53202.

                     Pages B-5 through B-17 are reserved for
                 the December 31, 1999 Financial Statements for
                         NML Variable Annuity Account B.


            [All financial statements will be supplied by amendment.]

                FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL



The following financial statements of Northwestern Mutual should be considered only as bearing upon the ability of Northwestern Mutual to meet its obligations under the Contracts.


             (pages B-18 through B-29 are reserved for the 12/31/99
                      Consolidated Financial Statements of
                 The Northwestern Mutual Life insurance Company)

            [The financial statements will be supplied by amendment.]

                                TABLE OF CONTENTS

                                                                                                   PAGE
DISTRIBUTION OF THE CONTRACTS.......................................................................B-2

DETERMINATION OF ANNUITY PAYMENTS...................................................................B-2
      Amount of Annuity Payments....................................................................B-2
      Annuity Unit Value............................................................................B-2
      Illustrations of Variable Annuity Payments....................................................B-3

VALUATION OF ASSETS OF THE ACCOUNT..................................................................B-3

TRANSFERABILITY RESTRICTIONS........................................................................B-4

PERFORMANCE DATA....................................................................................B-4

EXPERTS.............................................................................................B-4

FINANCIAL STATEMENTS OF THE ACCOUNT.................................................................B-5
(for the two years ended December 31, 1999)

REPORT OF INDEPENDENT ACCOUNTANTS..................................................................B-17
(for the two years ended December 31, 1999)

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL........................................................B-18
(for the three years ended December 31, 1999)

REPORT OF INDEPENDENT ACCOUNTANTS..................................................................B-29
(for the three years ended December 31, 1999)

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

         (a)      Financial Statements
                  The financial statements of NML Variable Annuity Account B and The Northwestern Mutual Life Insurance Company are included in the Statement of Additional Information. [The financial statements will be supplied by amendment.]

                  NML Variable Annuity Account B
                  (for the two years ended December 31, 1999)
                    Statement of Assets and Liabilities
                    Statement of Operations and Changes in Equity
                    Notes to Financial Statements
                    Report of Independent Accountants

                  The Northwestern Mutual Life Insurance Company
                  (for the three years ended December 31, 1999)
                    Consolidated Statement of Financial Position
                    Consolidated Summary of Operations
                    Consolidated Statement of Changes in Surplus
                    Consolidated Statement of Cash Flows
                    Notes to Consolidated Statutory Financial Statements Report of Independent Accountants

         (b)      Exhibits

         Exhibit B(3)        Form of Distribution Agreement between Northwestern Mutual Investment
                             Services, LLC and Robert W. Baird & Co. Incorporated

         Exhibit B(4)(a)     Flexible Payment Variable Annuity Contract, RR.V.B.MSNST. (032000), including
                             Amendment to Qualify as an Annuity for non-tax qualified business (sex neutral)

         Exhibit B(4)(b)     Variable Annuity Contract Payment Rate Tables, RR.V.A.B.MSNST. (032000),
                             included in Exhibit B(4)(a) above (sex distinct)

         Exhibit B(4)(c)     Enhanced Death Benefit, VA.EDB.(032000), included in Exhibit B(4)(a) above

         Exhibit B(4)(d)     Waiver of Withdrawal Charge, VA.WWC.(032000), included in Exhibit B(4)(a) above

         Exhibit B(5)        Application form, included in Exhibit B(4)(a) above

         Exhibit B(9)        Opinion and Consent of John M. Bremer, Esq. (to be filed by amendment)

         Exhibit B(10)       Consent of PricewaterhouseCoopers LLP (to be filed by amendment)

         The following exhibits were filed in electronic format with Post-Effective Amendment No. 57 on Form N-4 for NML Variable Annuity
         Account B, File No. 2-29240, CIK 0000072176, dated February 25, 1999, and are incorporated herein by reference:

         Exhibit B(8)(a)     Form of Participation Agreement Among Russell Insurance Funds, Russell
                             Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company

         Exhibit B(8)(b)     Form of Administrative Service Fee Agreement between The Northwestern
                             Mutual Life Insurance Company and Frank Russell Company

         The following exhibit was filed in electronic format with the
         Registration Statement on Form S-6 for Northwestern Mutual Variable
         Life Account, File No. 333-59103, CIK 0000742277, dated July 15, 1998, and is incorporated herein by reference.
         Exhibit A(6)(b)     Amended By-Laws of The Northwestern Mutual Life Insurance Company dated
                             January 28, 1998

          The following exhibits were filed in electronic format with the
          Registration Statement on Form N-4 for NML Variable Annuity Account A,
          File No. 333-22455, CIK 0000790162, dated February 27, 1997, and are incorporated herein by reference:
         Exhibit 99(b)       Resolution of the Board of Trustees of The Northwestern Mutual Life
                             Insurance Company creating the Account and resolution of the Executive
                             Committee designating the formations of "NML Variable Annuity Account
                             A" and "NML Variable Annuity Account B"

         Exhibit A(3)(A)     Distribution Contract

         The following exhibit was filed in electronic format with
         Post-Effective Amendment No. 52 on Form N-4 for NML Variable Annuity
         Account B, File No. 2-29240, CIK 0000072176, dated November 13, 1995, and is incorporated herein by reference:
         EX-99.B1            Restated Articles of Incorporation of The Northwestern Mutual Life
                             Insurance Company

Item 25. Directors and Officers of the Depositor

         The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company as of March 1, 2000 without regard to their activities relating to variable annuity contracts or their authority to act or their status as "officers" as that term is used for certain purposes of the federal securities laws and rules thereunder.

TRUSTEES

Name                                        Business Address

R. Quintus Anderson                         Aarque Capital Corporation
                                            20 West Fairmount Avenue
                                            P.O. Box 109
                                            Lakewood, NY 14750-0109

Edward E. Barr                              Sun Chemical Corporation
                                            222 Bridge Plaza South
                                            Fort Lee, NJ  07024

Gordon T. Beaham III                        Faultless Starch/Bon Ami Co.
                                            1025 West Eighth Street
                                            Kansas City, MO 64101

Robert C. Buchanan                          Fox Valley Corporation
                                            100 West Lawrence Street
                                            P.O. Box 727
                                            Appleton, WI  54911

George A. Dickerman                         Spalding Sports Worldwide
                                            425 Meadow Street
                                            P.O. Box 901
                                            Chicopee, MA  01021-0901

Pierre S. du Pont                           Richards, Layton and Finger
                                            P.O. Box 551
                                            1 Rodney Square
                                            Wilmington, DE 19899

James D. Ericson                            The Northwestern Mutual Life
                                              Insurance Company
                                            720 East Wisconsin Avenue
                                            Milwaukee, WI 53202

J. E. Gallegos                              Gallegos Law Firm
                                            460 St. Michaels Drive
                                            Building 300
                                            Santa Fe, NM 87505

Stephen N. Graff                            805 Lone Tree Road
                                            Elm Grove, WI 53122-2014

Patricia Albjerg Graham                     Graduate School of Education
                                            Harvard University
                                            420 Gutman
                                            Cambridge, MA  02138

Stephen F. Keller                           101 South Las Palmas Avenue
                                            Los Angeles, CA 90004

Barbara A. King                             Landscape Structures, Inc.
                                            Route 3
                                            601 - 7th Street South
                                            Delano, MN 55328

J. Thomas Lewis                             228 St. Charles Avenue
                                            Suite 1024
                                            New Orleans, LA 70130

Daniel F. McKeithan, Jr.                   Tamarack Petroleum Company, Inc.
                                           Suite 1920
                                           777 East Wisconsin Avenue
                                           Milwaukee, WI 53202

Guy A. Osborn                              Universal Foods Corp.
                                           433 East Michigan Street
                                           Milwaukee, WI 53202

Timothy D. Proctor                         Diageo plc
                                           8 Henrietta Place
                                           London W1M  9AG
                                           United Kingdom

H. Mason Sizemore, Jr.                     The Seattle Times
                                           Fairview Avenue North and John Street
                                           P.O. Box 70
                                           Seattle, WA  98109

Harold B. Smith, Jr.                       Illinois Tool Works, Inc.
                                           3600 West Lake Avenue
                                           Glenview, IL 60625-5811

Sherwood H. Smith, Jr.                     Carolina Power & Light Company
                                           411 Fayetteville Street Mall
                                           P.O. Box 1551
                                           Raleigh, NC  27602

Peter M. Sommerhauser                      Godfrey & Kahn, S.C.
                                           780 North Water Street
                                           Milwaukee, WI 53202-3590

John E. Steuri                             Advanced Thermal Technologies
                                           2102 Riverfront Drive, Suite 120
                                           Little Rock, AR  72202-1747

John J. Stollenwerk                        Allen-Edmonds Shoe Corporation
                                           201 East Seven Hills Road
                                           P.O. Box 998
                                           Port Washington, WI 53074-0998

Barry L. Williams                          Williams Pacific Ventures, Inc.
                                           100 First Street
                                           Suite 2350
                                           San Francisco, CA 94105

Kathryn D. Wriston                         c/o Shearman & Sterling
                                           599 Lexington Avenue
                                           Room 1126
                                           New York, NY 10022

Edward J. Zore                              The Northwestern Mutual Life
                                             Insurance Company
                                            720 East Wisconsin Avenue
                                            Milwaukee, WI 53202

EXECUTIVE OFFICERS

         Name                                         Title
         ----                                         -----
Deborah A. Beck                   Senior Vice President
William H. Beckley                Senior Vice President
Robert J. Berdan                  Vice President
John M. Bremer                    Executive Vice President, General Counsel and Secretary
Peter W. Bruce                    Executive Vice President
Steven T. Catlett                 Vice President
Mark G. Doll                      Senior Vice President
Thomas E. Dyer                    Vice President
James D. Ericson                  President and Chief Executive Officer, Trustee
Richard L. Hall                   Senior Vice President
William C. Koenig, FSA            Senior Vice President and Chief Actuary
Gary E. Long                      Vice President and Controller
Susan A. Lueger                   Vice President
Meridee J. Maynard                Vice President
Donald L. Mellish                 Senior Vice President
Bruce L. Miller                   Senior Vice President
Gregory C. Oberland               Vice President
Barbara F. Piehler                Vice President
James F. Reiskytl                 Vice President
Mason G. Ross                     Senior Vice President
John E. Schlifske                 Vice President
Leonard F. Stecklein              Senior Vice President - Policyowner Services
Frederic H. Sweet                 Senior Vice President
J. Edward Tippetts                Vice President
Martha M. Valerio                 Vice President
W. Ward White                     Vice President
Walt J. Wojcik                    Senior Vice President
Edward J. Zore                    Executive Vice President and Trustee

OTHER OFFICERS
Name                                                  Title
----                                                  -----
John M. Abbott                    Associate Director - Benefits Research
Carl G. Amick                     Director - Disability Benefits
Thomas R. Anderson                Vice President - Marketing
Maria J. Avila                    Assistant Controller
Michael J. Backus                 Associate Director - Information Systems
John E. Bailey                    Senior Actuary
Nicholas H. Bandow                Assistant Director - Information Systems
Lynn F. Bardele                   Assistant Director - Field Training & Development
Margaret A. Barkley               Assistant Director
Walter L. Barlow                  Assistant Director - Education
Rebekah B. Barsch                 Director - NML Foundation

Sandra L. Barton                  Assistant Director - Marketing
Bradford P. Bauer                 Assistant Director - Advanced Marketing
Beth M. Berger                    Assistant General Counsel & Assistant Secretary
Frederick W. Bessette             Assistant General Counsel & Assistant Secretary
Carrie L. Bleck                   Assistant Director
D. Rodney Bluhm                   Assistant General Counsel
Jessica J. Borgmann               Assistant Director - Agency Recruiting
Willette Bowie                    Employee Relations Director
Martin R. Braasch                 Director - Underwriting Standards & Services
Patricia R. Braeger               Associate Director - Information Systems
James A. Brewer                   Investment Research Officer
William J. Buholzer               Employee Relations Director
Michael S. Bula                   Assistant General Counsel
Jerry C. Burg                     Associate Director - Field Benefits
Pency P. Byhardt                  Assistant Director - New Business
Gregory B. Bynan                  Director - Corporate Services
Kim M. Cafaro                     Assistant General Counsel & Assistant Secretary
John E. Cain                      Assistant Director - Life Benefits
Gwen C. Canady                    Assistant Director-Mutual Funds
Shanklin B. Cannon, M.D.          Medical Director - Life Products/Research
Terese J. Capizzi                 Assistant Director
Kurt P. Carbon                    Assistant Regional Director
John P. Carrick                   Assistant Director - Investment Services
Michael G. Carter                 Assistant General Counsel & Assistant Secretary
William W. Carter                 Associate Actuary
John E. Caspari                   Assistant Director - Advertising & Corporate
                                   Information
Walter J. Chossek                 Associate Controller
Thomas R. Christenson             Director - Advanced Marketing
Eric P. Christophersen            Associate Director
Alan E. Close                     Associate Controller
Carolyn M. Colbert                Assistant Director - New Business
Margaret Winter Combe             Director - Corporate Development
Virginia A. Corwin                Assistant Director - New Business
Barbara E. Courtney               Associate Director - Mutual Funds
Dennis J. Darland                 Assistant Director - Disability Income
Thomas H. Davis                   Associate Director - Information Systems
Nicholas De Fino                  Assistant Director
Carol A. Detlaf                   Director - Annuity Administration
Colleen Devlin                    Assistant Director - Communications
Glen W. DeZeeuw                   Director - Agency Services
Joseph Dobering, III              Director - Underwriting Standards & Services
Jennifer L. Docea                 Actuary
Lisa C. Dodd                      Actuary
Richard P. Dodd                   Assistant Director - Agency
Daniel C. Dougherty               Director - Personal Markets
Margaret T. Dougherty             Assistant Director - Information Systems
John R. Dowell                    Director - Workforce Diversity
William O. Drehfal                Assistant Director - Media Services
Steven J. Dryer                   Associate Director
Jeffrey S. Dunn                   Vice President
John E. Dunn                      Assistant General Counsel & Assistant Secretary
Somayajulu Durvasula              Associate Director - Field Financial

James R. Eben                     Assistant General Counsel and Assistant Secretary
Magda El Sayed                    Assistant Director - Information Systems
Michael S. Ertz                   Assistant Director - Advanced Marketing
Thomas F. Fadden                  Assistant Director - Information Systems
Christina H. Fiasca               Director - Policyowner Services
Zenia J. Fieldbinder              Assistant Director - Annuity Accumulation
Richard F. Fisher                 Senior Actuary
Dennis J. Fitzpatrick             Director - Advanced Marketing
Jon T. Flaschner                  Director - Policyowner Services
Kate M. Fleming                   Assistant General Counsel & Assistant Secretary
Carol J. Flemma                   Assistant Director - Marketing
John E. Fobes II                  Assistant Director - Agency Services
Donald Forecki                    Investment Officer
Phillip B. Franczyk               Vice President
Stephen H. Frankel                Vice President
Anne A. Frigo                     Assistant Director - New Business
Richard R. Garthwait              Vice President - Field Financial
David L. Georgenson               Director - Agent Development
Timothy L. Gergens                Financial Officer
Paulette A. Getschman             Assistant Director - Policyowner Services
James W. Gillespie                Vice President
Walter M. Givler                  Director - Corporate Services
Robert P. Glazier                 Director - New Business
Robert K. Gleeson, M.D.           Vice President - Medical Director
Mark J. Gmach                     Director - Agency
Jason G. Goetze                   Assistant Director - Marketing
David Lee Gosse                   Assistant Director - Disability Benefits
William F. Grady                  Director of Field Finances
John M. Grogan                    Director - Disability Income
Thomas C. Guay                    Director - Field Financial
Gerald A. Haas                    Assistant Director - Information Systems
Patricia Ann Hagen                Assistant Director - Information Systems
Ronald D. Hagen                   Vice President
Lori A. Hanes                     Director - Human Resources
William M. Harris                 Assistant Regional Director - South
Dennis R. Hart                    Assistant Director - Agent Development
James C. Hartwig                  Vice President - Advanced Marketing
Paul F. Heaton                    Assistant General Counsel & Assistant Secretary
William L. Hegge                  Associate Director of Telecommunications
Wayne F. Heidenreich              Medical Director
Jacquelyn F. Heise                Associate Director - Information Systems
Robert L. Hellrood                Director - New Business
Herbert F. Hellwig                Assistant Director - Personal Markets
Jane A. Herman                    Director - Term Upgrade
Gary M. Hewitt                    Vice President & Treasurer
Donna R. Higgins                  Associate Director - Information Systems
David L. Hilbert                  Investment Officer
Karla D. Hill                     Human Resource Officer
Susan G. Hill                     Assistant Director
John D. Hillmer                   Assistant Director - Information Systems
Hugh L. Hoffman                   Assistant Director - Information Systems
Richard S. Hoffmann               Director - Audit
Terence J. Holahan                Assistant Director - Long Term Care Sales

Bruce Holmes                      Associate Actuary
Elizabeth S. Idleman              Assistant General Counsel & Assistant Secretary
Scott C. Iodice                   Assistant Director - Agency
Joseph P. Jansky                  Assistant Director - Corporate Planning
Michael D. Jaquint                Assistant Actuary
Dolores A. Juergens               Associate Director of Restaurant Operations
Mark Kaprelian                    Assistant General Counsel & Assistant Secretary
Marilyn J. Katz                   Assistant Director - Medical Consultants
John C. Kelly                     Associate Controller
Kevin C. Kennedy                  Assistant Director - Architecture
James B. Kern                     Regional Director - Central Region
Donald C. Kiefer                  Vice President
Jason T. Klawonn                  Assistant Actuary
Allen B. Kluz                     Director - Field Financial
Beatrice C. Kmiec                 Assistant Regional Director - East
James A. Koelbl                   Assistant General Counsel & Assistant Secretary
John L. Kordsmeier                Director - Policyowner Services
Robert J. Kowalsky                Chief Architect
Carol L. Kracht                   Assistant General Counsel & Assistant Secretary
Martha Krawczak                   Officer - Life and Disability
Jeffrey J. Krygiel                Assistant Actuary
Todd L. Laszewski                 Associate Actuary
Patrick J. Lavin                  Director - Disability Benefits
James L. Lavold                   Associate Director - Meetings
Elizabeth J. Lentini              Assistant General Counsel & Assistant Secretary
Sally Jo Lewis                    Assistant General Counsel & Assistant Secretary
Mark P. Lichtenberger             Associate Director - LINK Technical Planning
Paul E. Lima                      Vice President-International Insurance Operations
Steven M. Lindstedt               Assistant Director - Information Systems
Melissa C. Lloyd                  Assistant Director - Advanced Marketing
James Lodermeier                  Assistant Director - Tax Planning
George R. Loxton                  Assistant General Counsel & Assistant Secretary
Mary M. Lucci                     Director - New Business
Christine M. Lucia                Human Resources Officer
Mark J. Lucius                    Corporate Information Officer
Merrill C. Lundberg               Assistant General Counsel & Assistant Secretary
Jon K. Magalska                   Associate Actuary
Jean M. Maier                     Vice President - Life Benefits
Joseph Maniscalco                 Associate Director - Information Systems
Raymond J. Manista                Assistant General Counsel & Assistant Secretary
Steven C. Mannebach               Assistant Director - Field Financial Services
Jeffrey S. Marks                  Multi Life, Research & Reinsurance Officer
Steve Martinie                    Assistant General Counsel & Assistant Secretary
Ted A. Matchulat                  Actuarial Products Officer
Shawn P. Mauser                   Assistant Director - Personal Markets
Margaret McCabe                   Director - Policy Benefits Systems
Richard A. McComb                 Director - Human Resources
William L. McCown                 Vice President & Investment Counsel
Paul E. McElwee                   Assistant General Counsel & Assistant Secretary
James L. McFarland                Assistant General Counsel & Assistant Secretary
Daniel E. McGinley                Director - Management Development
Allan J. McDonell                 Assistant Director - Equity Compliance
Mark J. McLennon                  Assistant Director

Arthur J. Mees Jr.                Assistant Actuary
Robert J. Meiers                  Ad Valorem Tax Manager
Larry S. Meihsner                 Assistant General Counsel & Assistant Secretary
Robert G. Meilander               Vice President
Richard E. Meyers                 Assistant General Counsel
Patricia A. Michel                Assistant Director - Policyowner Services
Jay W. Miller                     Vice President & Tax Counsel
Sara K. Miller                    Vice President
Jill Mocarski                     Associate Medical Director
Tom M. Mohr                       Director of Policyowner Services - South
Richard C. Moore                  Associate Actuary
Scott J. Morris                   Assistant General Counsel & Assistant Secretary
Sharon A. Morton                  Investment Officer
Adrian J. Mullin                  Assistant Director - Personal Markets
Timothy P. Murphy                 Assistant Director-Marketing
Randolph J. Musil                 Assistant Director - Advanced Marketing
John E. Muth                      Assistant Director - Advanced Marketing
David K. Nelson                   Assistant General Counsel
Ronald C. Nelson                  Director
Timothy Nelson                    Assistant Director - Marketing
Leon W. Nesbitt                   Vice President-Agency
Karen M. Niessing                 Director - Policyowner Services
Daniel J. O'Meara                 Director - Field Financial
Mary Joy O'Meara                  Assistant Director - Advanced Marketing
Kathleen A. Oman                  Associate Director - Information Systems
Thomas A. Pajewski                Investment Research Officer
Arthur V. Panighetti              Director - Tax Planning
Christen L. Partleton             Associate Director - Policyowner Services
Jeffrey L. Pawlowski              Assistant Director - Agency Development
David W. Perez                    Assistant General Counsel
Judith L. Perkins                 Assistant General Counsel & Assistant Secretary
Wilson D. Perry                   Assistant General Counsel & Assistant Secretary
Gary N. Peterson                  Actuary
John C. Peterson                  Director of Policyowner Services - West
Harvey W. Pogoriler               Assistant General Counsel
Randolph R. Powell, M.D.          Medical Director
Mark A. Prange                    Associate Director - Information Systems
Brian R. Pray                     Assistant Regional Director - New Business
Thomas O. Rabenn                  Assistant General Counsel & Assistant Secretary
David R. Remstad                  Senior Actuary
David R. Retherford               Assistant Director of New Business - Central
Stephen M. Rhode                  Assistant Director - Qualified Benefits
Richard R. Richter                Vice President
Daniel A. Riedl                   Assistant General Counsel
Marcia Rimai                      Vice President - Litigation Counsel
Kathleen M. Rivera                Vice President - Insurance Counsel
Faith B. Rodenkirk                Assistant Director - Group Marketing
James S. Rolfsmeyer               Assistant Director - Information Systems
Lora A. Rosenbaum                 Director - New Business
Robert K. Roska                   Associate Director - Information Systems
Sue M. Roska                      Director - Systems and Services
Harry L. Ruppenthal               Director of Policyowner Services - East
Stephen G. Ruys                   Assistant Director - Information Systems

Rose Kordich Sasich               Assistant Director of Systems
Mary Ann Schachtner               Director - Field Training & Development
Linda Ann Schaefer                Assistant Director - Marketing
Timothy G. Schaefer               Assistant Director - Investment Services Architecture
Thomas F. Scheer                  Assistant General Counsel & Assistant Secretary
Carlen A. Schenk                  Associate Director
Jane A. Schiltz                   Vice President - Disability Income
Kathleen H. Schluter              Assistant General Counsel & Assistant Secretary
Calvin R. Schmidt                 Associate Director - Information Systems
Rodd Schneider                    Assistant General Counsel & Assistant Secretary
Sarah R. Schneider                Assistant Director - Corporate Project
John O. Schnorr                   Assistant Director
Margaret R. Schoewe               Vice President - Information Systems
John F. Schroeder                 Associate Director of Field Office Real Estate
Donna L. Schwartz                 Assistant Director - Customer Service
Melva T. Seabron                  Director - Corporate Services
Norman W. Seguin, II              Investment Officer - Ad Valorem Taxes
Catherine L. Shaw                 Assistant General Counsel & Assistant Secretary
John E. Sheaffer, Jr.             Assistant Director - Agent Development
Janet Z. Silverman                Director - New Business
Stephen M. Silverman              Assistant General Counsel
David W. Simbro                   Managing Director - Life Marketing
Paul W. Skalecki                  Associate Actuary
Cynthia S. Slavik                 Assistant Director - Environmental Engineer
Landon T. Smith                   Assistant Director - Replacements
Mark W. Smith                     Assistant General Counsel & Assistant Secretary
Warren L. Smith, Jr.              Investment Officer - Architecture
Steven W. Speer                   Director - Annuity & Mutual Fund Marketing
Robert J. Spellman, M.D.          Vice President & Chief Medical Director
Steve P. Sperka                   Assistant Actuary
Mark A. Stalsberg                 Assistant Director - Agency
Barbara J. Stansberry             Director - New Business
Bonnie L. Steindorf               Director - Department Operations
Steven H. Steidinger              Assistant Director - Marketing
Karen J. Stevens                  Assistant General Counsel & Assistant Secretary
Steven J. Stribling               Associate Actuary
Stephen J. Strommen               Associate Actuary
Theodore H. Strupp                Assistant Director
Daniel J. Suprenant               Director - Group Disability Marketing
Victoria A. Sweigart              Human Resources Officer
Rachel L. Taknint                 Assistant General Counsel & Assistant Secretary
Thomas Talajkowski                Assistant Director - Tax Compliance
Paul B. Tews                      Director - Investment Planning
Deanna L. Tillisch                Assistant Director - Media Relations
Susan M. Tompkins                 Director - Agency
Thomas W. Towers                  Associate Director - Public Relations
Gloria E. Tracy                   Assistant Director - Marketing
Linda K. Tredupp                  Assistant Director - Information Systems
Chris G. Trost                    Associate Actuary
Mark J. Van Cleave                Assistant Director of Marketing Research
Michael T. Van Grinsven           Assistant Director - Management Development
Mary Beth Van Groll               Vice President - Information Systems
Gloria J. Venski                  Associate Director - Disability Benefits

Janine L. Wagner                  Assistant Director - Investment Services
Scott E. Wallace                  Assistant Director - Projects
Hal W. Walter                     Vice President
P. Andrew Ware                    Vice President
Mary L. Wehrle-Schnell            Associate Director - Information Systems
Daniel T. Weidner                 Assistant Director - Information Systems
Joel S. Weiner                    Assistant Medical Director
Ronald J. Weir                    Associate Director - Information Systems
Kenneth R. Wentland               Assistant Director of Policyowner Services - East
David B. Wescoe                   Vice President to President
Sandra D. Wesley                  Associate Director of Special Projects
Catherine A. Wilbert              Assistant General Counsel & Assistant Secretary
David L. Wild                     Director - Corporate Services
Donald R. Wilkinson               Vice President - Agency
Jeffrey B. Williams               Risk Manager
John K. Wilson                    Director - Personal Markets
Penelope A. Woodcock              Associate Director - Benefit Systems
Richard W. Woody                  Assistant Director - Agency
Stanford A. Wynn                  Assistant Director - Advanced Marketing
Catherine M. Young                Assistant General Counsel & Assistant Secretary
Michael L. Youngman               Vice President - Legislative Representative
James A. Youngquist               Associate Actuary
Richard S. Zakrzewski             Associate Research Officer
John Zao                          Assistant Director - Information Systems
Diana M. Zawada                   Associate Director
Rick T. Zehner                    Director - Corporate Planning
Patricia A. Zimmermann            Investment Officer - Real Estate Systems
Ray Zimmermann                    Director - LINK Information Network
Philip R. Zwieg                   Vice President - Technical Support
Robert E. Zysk                    Director - Tax Compliance

The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

         The subsidiaries of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual"), as of December 31, 1999 are set forth on pages C-12 and C-13. In addition to the subsidiaries set forth on pages C-12 and C-13, the following separate investment accounts (which include the Registrant) may be deemed to be either controlled by, or under common control with, Northwestern
Mutual:

         1.     NML Variable Annuity Account A
         2.     NML Variable Annuity Account B
         3.     NML Variable Annuity Account C
         4.     Northwestern Mutual Variable Life Account

         Northwestern Mutual Series Fund, Inc. and Russell Insurance Funds (the "Funds"), shown on page C-12 as subsidiaries of Northwestern Mutual, are investment companies, registered under the Investment Company Act of 1940, offering their shares to the separate accounts identified above; and the shares of the Funds held in connection with certain of the accounts are voted by Northwestern Mutual in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity contracts or variable life insurance policies issued in connection with the accounts, or in the same proportions as the shares which are so voted.

                            NML CORPORATE STRUCTURE*
                            (AS OF DECEMBER 31, 1999)
THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
  General Account
  NML Variable Annuity Account A
  NML Variable Annuity Account B
  NML Variable Annuity Account C
  NML Group Annuity Separate Account
  NML Variable Life Account
  Eiger Corporation - 100%
  Frank Russell Company and its subsidiaries - 100%
  Bradford, Inc. - 100%
  NML/Tallahassee, Inc. - 100%
  Northwestern Investment Management Company - 100%
  Northwestern Mutual Las Vegas, Inc. - 100%
  Northwestern Long Term Care Insurance Company - 100%
  Northwestern International Holdings, Inc. - 100%
  Northwestern Foreign Holdings B.V. - 100%
  Saskatoon Centre, Limited - 100% (inactive)
  Northwestern Mutual Series Fund, Inc. (and its 11 portfolios) - 100%
  Russell Insurance Funds (and its 5 funds) - 70.8%
  Mason Street Funds, Inc. (and its 11 funds) - 77.03%
  MGIC Investment Corporation - 11%. MGIC holds 100% of the voting stock of the following:
   Mortgage Guaranty Reinsurance Corporation, MGIC, MGIC Reinsurance Corporation of Wisconsin, MGIC Mortgage Insurance Corporation, and various subsidiaries.
  Baird Financial Corporation - 80%. Baird Financial Corporation holds 80% of the voting stock of Robert W. Baird & Co., Incorporated and various subsidiaries.
  Northwestern Mutual Investment Services, LLC - 100%
  Northwestern Reinsurance Holdings N.V. - 100%
  Northwestern Financial Group LLC - 100% (inactive)
  NML- CBO, LLC - 49%

NML REAL ESTATE HOLDINGS, LLC - 100%
The Grand Avenue Corporation - 98.54%            Mitchell, Inc. - 100%
Marina Pacific, Ltd. - 100%                      Cass Corporation - 100%
Solar Resources, Inc. - 100%                     Burgundy, Inc. - 100%
Rocket Sports, Inc. - 100% (inactive)            Amber, Inc. - 100%
Summit Sports, Inc. - 100% (inactive)            Olive, Inc. - 100%
Greenway Sports, Inc. - 100% (inactive)          Bayridge, Inc. - 100%
RE Corporation - 100%                            Ryan, Inc. - 100%
INV Corp. - 100%                                 Pembrook, Inc. - 100%
Buffalo Promotions, Inc. - 100% (inactive)       PBClub, Inc. - 100%
NW Greenway #1 - 100% (inactive)                 Diversey, Inc. - 100%
NW Greenway #9 - 100% (inactive)                 Larkin, Inc. - 100% (inactive)
Logan, Inc. - 100%                               Russet, Inc. - 100% (inactive)

* Except for MGIC Investment Corporation and its subsidiaries, includes all NML mutual funds and other corporations of which 50% or more voting power is controlled by NML.

                       NML CORPORATE STRUCTURE, CONTINUED*
                            (AS OF DECEMBER 31, 1999)


NML SECURITIES HOLDINGS, LLC-100%
 NW Pipeline, Inc. - 100%                             Kristina International Sales, Inc. - 100%
 Painted Rock Development Corporation - 100%          NML/Mid Atlantic, Inc. - 100%
 NML Development Corporation - 100%                   KerryAnne International Sales, Inc. - 100%
 Stadium and Arena Management, Inc. - 100%            Regina International Sales, Inc. - 100%
 Carlisle Ventures, Inc. - 100%
 Park Forest Northeast, Inc. - 100%
 Travers International Sales, Inc. - 100%
 Highbrook International Sales, Inc. - 100%
 Elderwood International Sales, Inc. - 100%
 Mallon International Sales, Inc. - 100%
 Higgins, Inc. - 100%
 Hobby, Inc. - 100%
 Baraboo, Inc. - 100%
 Elizabeth International Sales, Inc. - 100%
 Sean International Sales, Inc. - 100%
 Alexandra International Sales, Inc. - 100%
 Brian International Sales, Inc. - 100%
 Jack International Sales, Inc. - 100%
 Brendan International Sales, Inc. - 100%
 Justin International FSC, Inc. - 100%
 Mason & Marshall, Inc. - 100%
 North Van Buren, Inc. - 100%
 Northwestern Mutual Life
   International, Inc. - 100%
 White Oaks, Inc. - 100%
 Hazel, Inc. - 100%
 Maroon, Inc. - 100%
 Coral, Inc. - 100%
 Lydell, Inc. - 100%
 Klode, Inc. - 100%
 Chateau, Inc. - 100% (inactive)
 Lake Bluff, Inc. - 100% (inactive)
 Nicolet, Inc. - 100% (inactive)
 Tupelo, Inc. - 100% (inactive)


* Except for MGIC Investment Corporation and its subsidiaries, includes all NML mutual funds and other corporations of which 50% or more voting power is controlled by NML.

Item 27. Number of Contract Owners

         As of February 29, 2000, 241,973 variable annuity contracts issued in connection with NML Variable Annuity Account B were outstanding. 196,497 such contracts were issued as contracts for plans qualifying for special treatment under various provisions of the Internal Revenue Code. 45,476 such contracts were not so issued.

Item 28. Indemnification

         That portion of the By-laws of Northwestern Mutual relating to indemnification of Trustees and officers is set forth in full in Article VII of the By-laws of Northwestern Mutual, amended by resolution and previously filed as an exhibit to the Registration Statement.

Item 29. Principal Underwriters

         (a) Northwestern Mutual Investment Services, LLC ("NMIS"), the co-depositor of the Registrant, may be considered the principal underwriter currently distributing securities of the Registrant. NMIS is also co-depositor, and may be considered the principal underwriter, for Northwestern Mutual Variable Life Account, a separate investment account of Northwestern Mutual registered under the Investment Company Act of 1940 as a unit investment trust. In addition NMIS is the investment adviser for Northwestern Mutual Series Fund, Inc.

         (b) The directors and officers of NMIS are as follows:

        Name                                             Position
        ----                                             --------
Maria J. Avila                         Assistant Treasurer
Barbara Bay                            Assistant Director, Equity Compliance, NMIS Office of
                                         Supervisory Jurisdiction
Deborah A. Beck                        Director and Vice President, Variable Life
                                         Administration
William H. Beckley                     Executive Vice President, Sales
Peter W. Bruce                         Director
Thomas A. Carroll                      Vice President - Common Stocks
Walter J. Chossek                      Treasurer
Barbara E. Courtney                    Assistant Treasurer
Jefferson V. De Angelis                Vice President - Fixed Income Securities
Mark G. Doll                           Executive Vice President, Investment Advisory Services
James R. Eben                          Assistant Secretary
Richard L. Hall                        Vice President, Variable Life Marketing
Lisa M. Heise                          Assistant Director, Equity Compliance, NMIS Office of
                                         Supervisory Jurisdiction
Laila V. Hick                          Assistant Director, Equity Compliance, NMIS Office of
                                         Supervisory Jurisdiction
Beatrice C. Kmiec                      Assistant Vice President, Variable Life Administration
Merrill C. Lundberg                    Secretary
Meridee J. Maynard                     President and CEO
Allan J. McDonell                      Vice President and Chief Compliance Officer
Ignatius L. Smetek                     Vice President - Common Stocks
Leonard F. Stecklein                   Vice President - Trust Services
Steven P. Swanson                      Vice President

Carla A. Thoke                         Director, Equity Compliance, NMIS Office of
                                         Supervisory Jurisdiction
J. Edward Tippetts                     Vice President, Sales Support
Julie Van Cleave                       Vice President - Common Stocks
Patricia L. Van Kampen                 Vice President - Common Stocks
William R. Walker                      Vice President
Edward J. Zore                         Director
Robert J. Ziegler                      Assistant Treasurer

The address for each director and officer of NMIS is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

         (c) During 1999 life insurance agents of Northwestern Mutual who are also registered representatives of NMIS received commissions, including general agent overrides, in the aggregate amount of $21,569,657 for sales of variable annuity contracts, and interests therein, issued in connection with the Registrant. NMIS received compensation for its investment advisory services from Northwestern Mutual Series Fund, Inc., the investment company in which assets of the Registrant are invested.

Item 30. Location of Accounts and Records

         All accounts, books or other documents required to be maintained in connection with the Registrant's operations are maintained in the physical possession of Northwestern Mutual at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 31. Management Services

         There are no contracts, other than those referred to in Part A or Part B of this Registration Statement, under which management-related services are provided to the Registrant and pursuant to which total payments of $5,000 or more were made during any of the last three fiscal years.

Item 32. Undertakings

         (a) The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

         (b) The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         (d) Reference is made to the indemnification provisions disclosed in response to Item 28. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the

Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the registered securities, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (e) The Northwestern Mutual Life Insurance Company hereby represents that the fees and charges deducted under the contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

         As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NML Variable Annuity Account B, has duly caused this Registration Statement to be signed on its behalf, in the City of Milwaukee, and State of Wisconsin, on the 24th day of March, 2000.

                                                      NML VARIABLE ANNUITY ACCOUNT B
                                                      (Registrant)

                                                      By  THE NORTHWESTERN MUTUAL LIFE
                                                          INSURANCE COMPANY
                                                      (Depositor)

Attest:  JOHN M. BREMER                               By:  JAMES D. ERICSON
         ------------------------------                    ------------------------------
         John M. Bremer                                    James D. Ericson, President
         Executive Vice President,                         and Chief Executive Officer
         General Counsel and Secretary
                                                      By  NORTHWESTERN MUTUAL
                                                          INVESTMENT SERVICES, LLC
                                                          (Depositor)

Attest:  MERRILL C. LUNDBERG                          By:  MERIDEE J. MAYNARD
         ------------------------------                    -------------------------------------
         Merrill C. Lundberg, Secretary                    Meridee J. Maynard, President and CEO

         As required by the Securities Act of 1933, this Registration Statement has been signed by the depositors on the 24th day of March, 2000.

                                                              THE NORTHWESTERN MUTUAL LIFE
                                                              INSURANCE COMPANY
                                                              (Depositor)

Attest:  JOHN M. BREMER                                       By:  JAMES D. ERICSON
         ------------------------------                            -------------------------------------
         John M. Bremer                                            James D. Ericson, President and Chief
         Executive Vice President,                                 Executive Officer
         General Counsel and Secretary
                                                              NORTHWESTERN MUTUAL INVESTMENT
                                                              SERVICES, LLC
                                                              (Depositor)

Attest:  MERRILL C. LUNDBERG                                  By:  MERIDEE J. MAYNARD
         ------------------------------                            --------------------------------------
         Merrill C. Lundberg, Secretary                            Meridee J. Maynard,  President and CEO

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with the depositor and on the dates indicated:

Signature                                            Title
---------                                            -----

JAMES D. ERICSON                       Trustee, President and
-----------------------------          Principal Executive and       Dated March
James D. Ericson                       Financial Officer             24, 2000

GARY E. LONG                           Vice President, Controller
-----------------------------          and Principal Accounting
Gary E. Long                           Officer


EDWARD J. ZORE                         Trustee
-----------------------------
Edward J. Zore


HAROLD B. SMITH*                       Trustee
-----------------------------
Harold B. Smith


J. THOMAS LEWIS*                       Trustee
-----------------------------
J. Thomas Lewis


PATRICIA ALBJERG GRAHAM*               Trustee
-----------------------------
Patricia Albjerg Graham


R. QUINTUS ANDERSON*                   Trustee
-----------------------------
R. Quintus Anderson


STEPHEN F. KELLER*                     Trustee                       Dated
-----------------------------                                    March  24, 2000
Stephen F. Keller


PIERRE S. du PONT*                     Trustee
-----------------------------
Pierre S. du Pont


J. E. GALLEGOS*                        Trustee
-----------------------------
J. E. Gallegos


KATHRYN D. WRISTON*                    Trustee
-----------------------------
Kathryn D. Wriston


BARRY L. WILLIAMS*                     Trustee
-----------------------------
Barry L. Williams


GORDON T. BEAHAM III*                  Trustee
-----------------------------
Gordon T. Beaham III


DANIEL F. McKEITHAN, JR.*              Trustee
-----------------------------
Daniel F. McKeithan, Jr.

EDWARD E. BARR*                        Trustee
-----------------------------
Edward E. Barr


ROBERT C. BUCHANAN*                    Trustee
-----------------------------
Robert C. Buchanan


SHERWOOD H. SMITH, JR.*                Trustee
-----------------------------
Sherwood H. Smith, Jr.


H. MASON SIZEMORE*                     Trustee                       Dated
-----------------------------                                    March 24, 2000
H. Mason Sizemore, Jr.


JOHN J. STOLLENWERK*                   Trustee
-----------------------------
John J. Stollenwerk


GEORGE A. DICKERMAN*                   Trustee
-----------------------------
George A. Dickerman


GUY A. OSBORN*                         Trustee
-----------------------------
Guy A. Osborn


JOHN E. STEURI*                        Trustee
-----------------------------
John E. Steuri


STEPHEN N. GRAFF*                      Trustee
-----------------------------
Stephen N. Graff


BARBARA A. KING*                       Trustee
-----------------------------
Barbara A. King


TIMOTHY D. PROCTOR*                    Trustee
-----------------------------
Timothy D. Proctor


PETER M. SOMMERHAUSER*                 Trustee
-----------------------------
Peter M. Sommerhauser


*By:   JAMES D. ERICSON
       ------------------------------------------
       James D. Ericson, Attorney in Fact pursuant
       to the Power of Attorney previously filed on
       January 27, 2000

                                  EXHIBIT INDEX
                          EXHIBITS FILED WITH FORM N-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                       FOR
                          MASON STREET VARIABLE ANNUITY


Exhibit Number                           Exhibit Name
--------------                           ------------

Exhibit B(3)                             Form of Distribution Agreement between Northwestern Mutual
                                         Investment Services, LLC and Robert W. Baird & Co. Incorporated.

Exhibit B(4)(a)                          Flexible  Payment  Variable   Annuity   Contract,   RR.V.B.MSNST.
                                         (032000),  including  Amendment to Qualify as an Annuity for non-tax qualified business
                                         (sex neutral)

Exhibit B(4)(b)                          Variable    Annuity   Contract   Payment   Rate Tables, RR.V.A.B.MSNST. (032000), included
                                         in Exhibit B(4)(a) above (sex distinct)

Exhibit B(4)(c)                          Enhanced   Death   Benefit,    VA.EDB.(032000), included in Exhibit B(4)(a) above

Exhibit B(4)(d)                          Waiver of Withdrawal Charge,  VA.WWC.(032000),  included in Exhibit B(4)(a) above

Exhibit B(5)                             Application form, included in Exhibit B(4)(a) above
